

Synovis®

Life Technologies, Inc.


RECEIVED
JAN 1 8 2011

25 Years of Growth

2010 Annual Report

25 Years of Growth

Synovis Life Technologies, Inc. (NASDAQ: SYNO), celebrated its 25th anniversary as a public company in July 2010. Through the years, Synovis has developed, manufactured and marketed innovative, clinically proven products used by several surgical specialties to support the repair and reconstruction of soft tissue damaged or destroyed by disease or injury. Products include implantable biomaterials, devices for microsurgery and surgical tools — all designed to reduce risks and/or facilitate critical surgeries, improve patient outcomes and reduce healthcare costs. Synovis is well positioned to address exciting opportunities in large, expanding surgical markets in the United States and internationally.

Fiscal 2010 Annual Revenue by Product Categories
(in millions)



Peri-Strips
Tissue-Guard
Veritas
Microsurgical
Surgical tools and other
Orthopedic and Wound
$19.4
$16.6
$14.4
$11.0
$5.3
$1.9

Selected Historical Financial Information (in millions)

Net Revenue



2006 $27.7
2007 $37.7
2008 $49.8
2009 $58.2
2010 $68.6

Gross Margin



2006 $16.4
2007 $24.4
2008 $34.1
2009 $41.8
2010 $49.5

Cash, Cash Equivalents and Investments



2006 $47.0
2007 $53.7
2008 $74.8
2009 $60.7
2010 $61.9

Operating Income *(excluding special charges)*



2006 $(3.2)
2007 $2.5
2008 $7.2
2009 $8.1
2010 $7.3

Forward-Looking Statements

The materials in this annual report contain "Forward-looking statements" subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. More information regarding such statements, including important factors that could cause such material differences, is detailed in the company's SEC filings, including its annual report on Form 10-K for the year ended October 31, 2010.

Dear Shareholders:

Synovis has a long, consistent record of growth and profitability. In fiscal 2010, we celebrated 25 years of serving surgeons and their patients, and recognized the dedication and accomplishments of all our employees, past and present. The current evolving healthcare environment is not the first challenge Synovis has faced. All along, we have adapted nimbly to changing conditions and focused on opportunities for success.

The entire Synovis team is proud to offer surgeons and patients a broad spectrum of soft tissue repair solutions that are reliable, improve patient outcomes and ultimately reduce costs. In recent years, we have established a direct U.S. sales force and acquired technologies to broaden our strong product portfolio and capture larger opportunities.

In fiscal 2010, Synovis' established operations — Surgical and Microsurgical — generated double-digit growth, led by Veritas® and the Coupler. Our recently expanded sales teams are well trained and increasingly productive. We acquired the products and technologies of Synovis Orthopedic and Wound in mid-2009 and relaunched these products in early 2010. The potential of this emerging business is exciting. This strategic move gives us proven products with U.S. and European regulatory approvals and access to two large markets new to Synovis.

Fiscal 2010 Financial Review

Fiscal 2010 revenue grew to $68.6 million, an 18 percent gain over the prior year, while many medical technology companies reported flat results. Due to investments for future growth, operating income was $7.3 million, compared to $8.1 million (excluding certain special charges) in the prior year. Gross margin was 72.3 percent, up half a percentage point from last fiscal year.

"We are proud and grateful to celebrate our 25th year in business as a public company."



Richard W. Kramp
President and CEO

Net income was $4.9 million, or $0.43 per diluted share, versus adjusted net income of $6.6 million (again excluding special charges), or $0.56 per diluted share, in fiscal 2009.

Our balance sheet remains strong. At the fiscal 2010 year-end, we had total assets of $97.5 million, net working capital of $66.3 million and no debt. Operating activities provided cash of $7.1 million in fiscal 2010. To build shareholder value, we used $5.1 million of cash to repurchase 386,000 shares of our common stock during the fiscal year.

We are managing our resources to be able to invest in future growth and see current initiatives through to their full potential.

Veritas Leads Growth among Surgical Products

Veritas sales led our fiscal 2010 growth with a 64 percent increase over the prior year, contributing $14.4 million in revenue. This unique, proprietary product is displacing the competition and

Surgical

Cross-Linked Pericardium

- Apex Processing®
- Permanent scaffold
- Enduring strength at the repair site
- Pericardial closure
- Over 950,000 implants since 1990

Tissue-Guard

- Carotid endarterectomy
- Dural repair
- Intracardiac and great vessel repair

Orthopedic and Wound

Flexible Cross-Linked Pericardium

- Flexible processing
- Matrix retains flexibility
- Open structure readily accepts host tissue cells
- Collagen matrix resists proteolytic enzymes

OrthADAPT®

- Tendon repairs
- Rotator cuff repair

Unite® Biomatrix

- Diabetic foot ulcers
- Venous pressure ulcers

Surgical

Non Crossed-Linked Pericardium

- Veritas® processing
- Rapidly revascularized and repopulated by surrounding host tissue
- Extremely conformable
- Strong, durable, non-inflammatory

Veritas® Collagen Matrix

- Complex ventral, hiatal and parastomal hernia repair
- Breast reconstruction

Peri-Strips Dry with Veritas

- Bariatric surgery
- Thoracic surgery

Microsurgical

Microvascular Anastomotic Coupler

- Connects extremely small blood vessels in about 20 percent of the time required by hand suturing
- Significantly reduced ischemic time for transplanted tissue
- Patency rate equal to or better than hand suturing

Coupler and Flow Coupler®

- Breast reconstruction
- Hand surgery
- Head and neck surgery

For 25 years, Synovis' technologies and products have reduced surgical risks and improved patient outcomes.

gaining market share in breast reconstruction and hernia repair markets, in both the United States and Europe. As I meet with our sales professionals and surgeons, their enthusiasm is high for Veritas' prospects in these applications.

Veritas is especially well suited for breast reconstruction after mastectomy and is increasingly attractive to reconstructive surgeons as clinical experience builds. This pericardial collagen matrix made with our patented Veritas processing is conformable, thin and strong, and withstands tension with minimal stretching. Most important is the ability of Veritas to remodel, that is, to accept host tissue cell infiltration and support the rapid formation of new blood vessels to repair soft tissue defects, more quickly and effectively than dermis-based products. We believe this feature enhances outcomes while minimizing the risk of infection and other complications.

Use of Veritas in hernia applications also fueled growth, with continued bright prospects going forward. We launched Veritas in the U.S. hernia repair market in early 2007 and in Europe in late 2009. Veritas is one of the few materials to receive an FDA indication for minimal tissue attachment, a critical characteristic to prevent painful adhesions following hernia surgeries. We are effectively making the case for Veritas versus competitors by presenting compelling clinical data. At the 2010 Abdominal Wall Reconstruction meeting, we sponsored a symposium on the advantages of bovine pericardium in abdominal wall repair, where surgeons presented their highly favorable results with Veritas.

European Veritas sales have also grown. Our distribution partners are successfully developing the European market, where physicians are just becoming aware of the advantages of using a biologic-based product for soft tissue repair.

Dedicated to Growth

Through the years, Synovis has developed and acquired innovative, clinically proven products and is positioned to address exciting opportunities in soft tissue repair. Highlights from the last decade are captured in this timeline.



Introduces Apex Processing® for Tissue-Guard products
FDA clears Peri-Strips® for gastric bypass surgery
Receives U.S. patent for Veritas®
Acquires Micro Companies Alliance, now Synovis MCA
Veritas launched in U.S. for uro-gyn applications
Name changed to Synovis Life Technologies
CE Mark approval for Coupler
Receives second U.S. patent for Veritas
Named to Fortune Small Business 100 list
Added to Deloitte's Technology Fast 50 for Minnesota
Surgical business begins transition to direct sales
2000
2001
2002
2003
2004
2005

We view Veritas as an important platform for revenue growth and are investing substantial R&D resources in this versatile product. Our market opportunity for hernia repair procedures is estimated at $1.3 billion worldwide. In the breast reconstruction application, the potential global market is estimated at $350 million.

Peri-Strips®: Excellent Outcomes, Proven Reliability

Revenue from Peri-Strips Dry® (PSD), our bovine pericardium-based staple-line buttress, rose to $19.4 million, slightly ahead of fiscal 2009. Peri-Strips sales have been under pressure from a competing product introduced by Covidien, a major stapler manufacturer, in mid-2009. The impact of the competition has ebbed and flowed, but Peri-Strips sales stabilized in the second half of fiscal 2010 with:

- Significantly higher sales of our PSD products used on Ethicon staplers;
- The conversion of surgeons who were not formerly buttressing at all to using Peri-Strips; and
- The return of customers who tried the competition and found it unsatisfactory.

We believe our investments in the quality and performance of Peri-Strips will continue to attract new customers and bring back customers who have tried the new competing product. Our sales team is aggressively delivering the critically important messages of Peri-Strips' excellent results and proven reliability.

At the June 2010 meeting of the American Society for Bariatric and Metabolic Surgery, data were presented showing that PSD with Veritas has intrinsic properties that facilitate absorption of blood, unlike our competition. This characteristic is indispensable since the primary function of a staple line buttress is to prevent leaks.

Increasing acceptance of the vertical gastric sleeve bariatric procedure could contribute significantly to PSD sales. In this weight-loss surgery, a long vertical staple line is used to make a smaller stomach. Surgeons performing the sleeve procedure are more likely to use a buttress because of the longer staple line and the varying thickness of the stomach wall. This procedure is gaining popularity due to the complexity of the Roux-en-Y gastric bypass and poor long-term results of the simpler gastric banding procedure. CMS, the agency that determines Medicare and Medicaid coverage, and major insurers are reviewing outcomes data for the sleeve surgery and may make a reimbursement decision in 2011. The result could be more sleeve procedures performed, as well as greater demand for our buttresses.

Surgical Sales Leadership. In the fiscal 2010 fourth quarter, we rebuilt our worldwide Surgical sales and marketing leadership team. We named Jodi Brendel vice president of sales and marketing, and appointed a director of marketing, as well as a director of international sales and marketing. Additionally, we filled the new position of director of pricing and contracts. All of these individuals have extensive experience in their respective areas and are adept at building and developing winning teams.

Next-Generation Flow Coupler® Receives FDA Clearance

Revenue from Synovis Micro Companies Alliance (MCA), our Microsurgical group, reached a record $11.0 million in fiscal 2010, a 27 percent increase over the prior year, driven by higher Coupler unit sales as well as the U.S. launch of the Flow Coupler in mid-2010. We benefited from the expansion of our specialized Microsurgical sales team to nine professionals in fiscal 2009. Synovis MCA focuses on the needs of the microsurgeon, primarily in breast reconstruction, head and neck, and hand applications.



Completes transition to direct sales in Surgical business
Begins distributing S&T Microsurgical Instruments
U.S. patent for Flow Coupler®
Launches Veritas in U.S. complex ventral hernia market
FDA indication for minimal tissue attachment and related U.S. patent for Veritas
Named Small Business Success Story by Twin Cities Business
Veritas introduced in U.S. breast reconstruction market
CE Mark for Veritas in hernia repair and breast reconstruction
Assets of Pegasus Biologics purchased; now Synovis Orthopedic and Wound
Orthopedic and Wound certified to manufacture and ship products
Surgical sales force expansion completed
Recognized among the top 25 medical technology companies in Minneapolis/St. Paul
FDA approval for Flow Coupler
U.S. launch of Flow Coupler
Established hybrid sales organization for Orthopedic and Wound
$70
60
50
40
30
20
10
0
Revenue in Millions
2006
2007
2008
2009
2010

The Flow Coupler is an extension of our well-established Coupler, a mechanical device used to reliably connect extremely small blood vessels in far less time than hand suturing. The next-generation Flow Coupler incorporates a tiny Doppler sensor to generate a distinctive audio signal to monitor the velocity of blood going through the coupled vessel, confirming that the transplanted tissue is receiving the blood supply necessary to thrive.

We received FDA 510(k) market clearance for the Flow Coupler in February 2010, conducted a pre-launch evaluation with strong, positive reviews from microsurgeons, and fully launched the product in the United States mid-year. The Flow Coupler doubles the market potential of the Coupler product line, and is well suited for transplanted tissue in breast reconstruction surgery following cancer. Microsurgeons are intrigued with a coupling device which gives positive confirmation of blood flow, and are eager to use the Flow Coupler.

Approximately 30 percent of fiscal 2010 Microsurgical revenue came from complementary products we distribute, including the GEM MicroClip™ and S&T® micro instruments — representing good growth across the board. In January 2010, Synovis MCA obtained the worldwide exclusive rights to sell the GEM Superfine MicroClip, which has both FDA and CE Mark approval. The new product is the smallest clip on the market and is used to stop bleeding during surgical procedures.

As technological advances allow surgeons to work on smaller anatomical structures, we are keeping pace with evolving needs in the growing microsurgical market.

Synovis Orthopedic and Wound: An Emerging Opportunity

The 2009 acquisition of the assets of Pegasus Biologics, Inc. (now Synovis Orthopedic and Wound) furthers our leadership position in soft tissue repair and fits our long-term growth strategies. Orthopedics and wound healing represent major, expanding market opportunities estimated at nearly $500 million each. Revenue from this group totaled $1.9 million in fiscal 2010, with sequential quarterly sales improvement throughout the year.

Fiscal 2010 was an investment year for Synovis Orthopedic and Wound. After we received the required certifications from the California Department of Public Health in late 2009, we resumed manufacturing and shipment of the acquired products. By fiscal 2010 year-end, we had hired eight direct sales professionals, two regional managers and about 70 independent representatives, covering approximately 75 percent of the U.S. population. This sales team, all of whom have received initial training on the products, is re-establishing relationships with pre-acquisition customers and managing the products through new vendor approval committees at customer hospitals. Additionally, we are evaluating distributors in Europe and have completed agreements with organizations in Italy and Spain.

Synovis Orthopedic and Wound products came with full U.S. and European regulatory approvals and several years of clinical history. Product performance has been excellent, according to the surgeons using them. Products include:

- OrthADAPT® patches for open rotator cuff surgery and other tendon repairs;
- Unite® Biomatrix patches for treating chronic wounds, such as diabetic ulcers and open pressure wounds; and
- PROcuff®, the only biological device designed for arthroscopic augmentation of rotator cuff repair. We expect to make the PROcuff product available in a surgical kit with proprietary bone anchors and special instrumentation in a limited market release after FDA approval, approximately 90 days following our planned early fiscal 2011 submission.

Key Priorities

In fiscal 2011, our top priorities are:

- Increasing revenue from our established operations by approximately 15 percent, including a strong focus on Veritas, our high-performance product in hernia and breast reconstruction;
- Building a customer base and more than doubling sales at Synovis Orthopedic and Wound, including the introduction of PROcuff;
- Expansion of customer use of the Flow Coupler, our next-generation Microsurgical device; and
- Supporting our specialized sales teams to enhance their productivity.

We are proud and grateful to celebrate our 25th year in business as a public company — proud of the employees who have dedicated their time and talents to making Synovis a leader in its chosen markets and grateful for the loyalty of our customers, the guidance of our board of directors and the support of our shareholders. We look forward to continuing to foster relationships with the customers we serve based on our core values of trust, mutual respect, high communication and a spirit of cooperation.

Our management team and the 300 employees at Synovis are excited about the potential of our products, technologies and market opportunities. With you, we look forward to a rewarding fiscal 2011 and future growth.

Sincerely,



Richard W. Kramp
President and Chief Executive Officer
December 20, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 0-13907

Synovis Life Technologies, Inc.

(Exact name of Registrant as specified in its charter)

Minnesota	**41-1526554**
(State of Incorporation)	*(I.R.S. Employer Identification No.)*

2575 University Avenue W.,
St. Paul, Minnesota 55114-1024
(Address of principal executive offices)

Telephone Number:
(651) 796-7300

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class:	Name on Each Exchange on Which Registered:
Common Stock, $.01 par value Common Stock Purchase Rights	The Nasdaq Stock Market

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of April 30, 2010, the last business day of the registrant's second quarter of fiscal 2010, 11,298,157 shares of Common Stock of the registrant were outstanding, and the aggregate market value of the registrant's outstanding Common Stock (based upon the closing price of the Common Stock on that date as reported by the Nasdaq Global Market), excluding outstanding shares owned beneficially by executive officers, directors and affiliates, was approximately $160,085,000.

As of December 20, 2010, 11,258,033 shares of the registrant's Common Stock were outstanding.

Part III of this Annual Report on Form 10-K incorporates by reference (to the extent specific sections are referred to herein) information from the registrant's Proxy Statement for its Annual Meeting of Shareholders to be held March 3, 2011 (the "2011 Proxy Statement").

Except where the context otherwise requires, references in this Annual Report on Form 10-K to "Synovis", "Company", "we", and "our" are to Synovis Life Technologies, Inc. and its subsidiaries collectively.

Registered Trademarks:

APEX processing®, Dura-Guard®, Flo-Rester®, Flo-Thru Flo-Rester®, Flo-thru Intraluminal Shunt®, Flow Coupler®, Neurotube®, OrthAdapt®, Peri-Guard®, Peri-Strips®, Peri-Strips Dry®, Supple Peri-Guard®, Synovis®, Ultifix®, Ultister®, Unite®, Vascu-Guard® and Veritas®, are registered trademarks of the Company.

Forward-Looking Statements

Certain statements contained in this Annual Report on Form 10-K are "forward — looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained in this Form 10-K that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may", "should", "will", "expect", "believe", "anticipate", "estimate," "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. All forward-looking statements in this document are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statements. You are advised, however, to consult any future disclosures we make on related subjects in future filings with the Securities and Exchange Commission ("SEC"). Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors may include, among others, those factors set forth under the heading "Risk Factors" beginning in Part I, Item 1A on this Form 10-K.

PART I

Item 1 — *Business*

(a) General Development of Business

Introduction

Synovis Life Technologies, Inc., a diversified medical device company, develops, manufactures and markets biological and mechanical products used by several surgical specialties to facilitate the repair and reconstruction of soft tissue damaged or destroyed by disease or injury. Our products include implantable biomaterials for soft tissue repair, devices for microsurgery and surgical tools — all designed to reduce risks and/or facilitate critical surgeries, improve patient outcomes and reduce healthcare costs.

History

Synovis Life Technologies, Inc. was incorporated in July of 1985. In 1985, the Company was spun-off to the shareholders of its then parent company, thereafter operating as a separate public company.

In 2001, we acquired Micro Companies Alliance, Inc. ("MCA"), a Birmingham, Alabama company that provides products to the microsurgery market. MCA's products include, among others, the Microvascular Anastomotic Coupler, a patented technology for connecting small veins and arteries faster, easier and as effectively as conventional suturing. MCA's name has since been changed to Synovis Micro Companies Alliance, Inc.

During fiscal 2006 and fiscal 2007, we transitioned from a third-party distribution sales force to a direct sales force in the U.S.

In January 2008, we sold substantially all of the assets of our former interventional business to Heraeus Vadnais, Inc. and its related entities. Our interventional business developed and manufactured metal and polymer components and assemblies used in or with implantable or minimally invasive devices for cardiac rhythm management, neurostimulation, vascular and other procedures. Operating results pertaining to our former interventional business for the fiscal year ended October 31, 2008 has been reclassified and presented as discontinued operations. Unless otherwise indicated, the following description of our business refers only to our continuing operations.

On July 17, 2009, the Company, through its wholly-owned subsidiary Synovis Orthopedic and Woundcare, Inc. ("Ortho & Wound"), completed the acquisition of substantially all of the assets of Pegasus Biologics, Inc., a Delaware corporation. Our Ortho & Wound business is focused on developing advanced biological solutions for soft tissue repair, primarily within the orthopedic and wound care markets.

Our principal executive offices are located at 2575 University Avenue W., St. Paul, Minnesota 55114-1024. We can be contacted by telephone at (651) 796-7300, by facsimile at (651) 642-9018, or by electronic mail at info@synovislife.com. Our website is www.synovislife.com. We make available free of charge on our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after filing such material with, or furnishing it to, the SEC.

(b) Financial Information about Industry Segments

We operate as three segments but these segments have similar economic characteristics and are similar in the nature of products sold, types of customers, methods used to sell our products and regulatory environment. Accordingly, management believes that we meet the criteria for aggregating our operating segments of our operations into a singular reporting segment.

(c) Narrative Description of Business

The table below summarizes the revenue contributed by our significant products or product lines for the periods indicated.

	Years Ended October 31,					
	2010		2009		2008	
	$	%	$	%	$	%
			($ in thousands)			
Net Revenue:						
Veritas®	$14,368	*21%*	$ 8,757	*15%*	$ 4,468	*9%*
Peri-Strips®	19,414	*28%*	19,384	*33%*	17,653	*35%*
Tissue-Guard	16,550	*24%*	15,806	*27%*	14,477	*29%*
Microsurgery	11,020	*16%*	8,668	*15%*	7,749	*16%*
Surgical Tools and other	5,335	*8%*	5,531	*10%*	5,453	*11%*
Orthopedic and Wound	1,878	*3%*	65	*0%*	—	*0%*
Total Net Revenue	$68,565	*100%*	$58,211	*100%*	$49,800	*100%*
Domestic	$57,700	*84%*	$49,290	*85%*	$42,190	*85%*
International	10,865	*16%*	8,921	*15%*	7,610	*15%*
Worldwide	$68,565	*100%*	$58,211	*100%*	$49,800	*100%*

Products, Markets and Competition

Business Description

We are a diversified medical device company which develops, manufactures and markets biological and mechanical products used by several surgical specialties to facilitate the repair and reconstruction of soft tissue damaged or destroyed by disease or injury. Our products include implantable biomaterials for soft tissue repair, devices for microsurgery and surgical tools — all designed to reduce risks and/or facilitate critical surgeries, improve patient outcomes and reduce healthcare costs.

Biomaterial Products

A core competency of our business is the development and manufacture of implantable biomaterial products for use by surgeons in various procedures where reinforcing, reconstructing and repairing tissue or preventing leaks of air, blood or other bodily fluids is desirable to achieve a favorable outcome. The historical choice when tissue repair is necessary has been to use autologous tissues, requiring the surgeon to excise tissue from another part of the patient's body. Harvesting tissue from a second surgical site may increase procedure cost, time and the risk of complications, leading to additional pain and recovery time for the patient. Use of an available, off-the-shelf implantable medical product, whether tissue-based or synthetic, is an alternative to harvesting autologous tissue from the patient and is a means to reduce surgical costs and improve patient outcomes.

Our biomaterial products are produced from bovine and equine pericardium. Many of our product's characteristics and competitive advantages are derived from the pericardium's collagen composition. Collagen, a fibrous protein, makes the pericardium durable and provides performance characteristics superior to synthetics and similar to autologous tissue.

We process pericardium using proprietary and patented technologies to create three distinct product platforms:

- Our Veritas tissue processing results in an extremely strong and conformable biomaterial. Once implanted, Veritas acts as a scaffold that is rapidly revascularized and repopulated by the patient's surrounding tissue. Animal studies have demonstrated the formation of new blood vessels (angiogenesis) and cell in-growth with Veritas as early as 28 days post-implant. The Veritas tissue format is used to manufacture our Veritas Collagen Matrix, Peri-Strips Veritas and Peri-Strips Veritas Circular products.

- Our Apex tissue processing creates a permanent patch or buttress that provides enduring strength and reinforcement to a repair site or staple line. Apex processing is used to manufacture our Tissue-Guard and Peri-Strips Apex products.

- Our flexible cross-linking technologies are based on proprietary stabilization and sterilization processes, resulting in a safe, sterile, structurally sound, biologic scaffold of highly organized collagen for soft tissue repair. We have exclusive worldwide licenses for these processes for use in orthopedic, oral/dental, spinal and neurological, abdominal and thoracic, breast and wound applications and such licenses are used to manufacture our Ortho & Wound OrthADAPT® Bioimplant and Unite® Biomatrix products.

Veritas. Veritas is used in surgery to repair soft tissue. Veritas accounted for 21% of our revenue in fiscal 2010, compared with 15% in fiscal 2009. We launched Veritas into the complex ventral hernia repair market in the U.S. during fiscal 2007, following our 510(k) market clearance which indicated Veritas as having minimal tissue attachment. We launched Veritas into the breast reconstruction market in the U.S. in fiscal 2008. Veritas has been used by surgeons in a broad range of procedures since launch, including breast reconstruction, chest wall repair and repair of complex ventral, hiatal, and parastomal hernias. Overall surgical results and experience with Veritas in these applications have been favorable. In the fourth quarter of fiscal 2009, we launched Veritas in Europe after obtaining CE Mark approval for soft tissue repair of breast reconstruction, chest wall repair and a variety of hernia indications.

Peri-Strips. Peri-Strips ("PSD") is a biomaterial stapling buttress used as reinforcement at a surgical staple line to reduce the risk of potentially fatal leaks, most significantly in bariatric surgery, a treatment for morbid obesity, as well as in certain thoracic procedures. Peri-Strips accounted for 28% of our revenue in fiscal 2010, compared to 33% in fiscal 2009.

In bariatric surgery, Peri-Strips are proven to reduce the incidence of gastric leaks and to reduce bleeding at the staple line. Because of the clean visual field provided by the improved hemostasis and the atraumatic tissue manipulation provided by Peri-Strips, it can also facilitate a quicker and safer surgical procedure. Peri-Strips is typically applied during the formation of the gastric pouch in a Roux-en-Y gastric bypass procedure. Peri-Strips may also be applied to other gastric stapling sites such as the J-J anastomosis of the

Roux-en-Y procedure and the gastric sleeve staple line of the sleeve gastrectomy procedure. Peri-Strips are also utilized in certain thoracic surgeries (blebectomies, bullectomies, wedge resections, segmentectomies, and lobectomies) and are proven to reduce bleeding and air leaks at the staple line during lung resection procedures.

Tissue-Guard. Our Tissue-Guard family of products is used to repair and replace damaged tissue in an array of surgical procedures, including cardiac, vascular, thoracic, and neurologic procedures. Apex Processing, used to manufacture Tissue-Guard products, is designed to retain the intrinsic nature of bovine pericardial collagen with improved biocompatibility, performance and safety. Tissue-Guard products accounted for 24% of our revenue in fiscal 2010, compared to 27% in fiscal 2009. Tissue-Guard products offer exceptional strength and durability, resistance to leakage, autologous-like handling characteristics and proven clinical performance. Since their introduction, Tissue-Guard products have been used in over 950,000 procedures, including use for pericardial closure, intracardiac defect repair, peripheral vascular repair and reconstruction, dural closure and soft tissue repairs.

Ortho & Wound. Our Ortho & Wound products include the OrthADAPT Bioimplant and Unite Biomatrix products. OrthADAPT Bioimplant received FDA marketing clearance in fiscal 2005 and is used in numerous orthopedic applications, including rotator cuff and Achilles tendon repair, where there is a clinical need to reinforce the repair. Unite Biomatrix received FDA marketing clearance in fiscal 2006 and offers treatment for chronic wounds, such as diabetic foot ulcers and pressure ulcers. Unite Biomatrix provides a durable, collagen structure that can be applied to the wound easily and maintains its integrity while promoting wound healing.

Microsurgery

In addition to our biomaterial products, our business offers medical devices for microsurgery. The primary device within this product group is the Microvascular Anastomotic Coupler (the "Coupler"), a mechanical anastomotic product comprised of a pair of implantable, single-use rings. The Coupler is available in seven sizes, ranging from 1.0mm to 4.0mm in diameter, in half millimeter increments. The Coupler enables microsurgeons in numerous surgical specialties, including plastic and reconstructive, head and neck, orthopedic and hand, to perform highly effective anastomotic microsurgical procedures (the connecting of small veins or arteries) faster, easier and as or more dependably than traditional suture or sleeve anastomosis.

In the third quarter of fiscal 2010, we initiated our full U.S. market launch of the Flow Coupler®. The Flow Coupler enhances our Microsurgery product offerings by combining our existing Coupler with Doppler technology, enabling physicians to verify and monitor blood flow.

In addition to the Coupler, we sell several other products to the microsurgery market. These include the GEM Microclip, a hemostatic clip designed to securely ligate vessels and provide for atraumatic occlusion, as well as the Neurotube, a device designed to assist in the reconnection of severed nerves. We also distribute product lines for other companies in the microsurgery market, including the S&T microsurgery instrument product line.

Competition

Our products compete primarily on the basis of product performance, quality and service. The surgical markets in which we compete worldwide are characterized by intense competition. These markets are typically dominated by very large, established manufacturers that have broader product lines, greater distribution capabilities, substantially greater capital resources and larger marketing, research and development staffs and facilities. Many of these competitors offer broader product lines within our specific product market, particularly in our surgical tool markets and/or in the general field of medical devices and supplies. Broad product lines give many of our competitors the ability to negotiate exclusive, long-term medical device supply contracts and, consequently, the ability to offer comprehensive pricing for their products, including those that compete with our products. By offering a broader product line in the general field of medical devices and supplies, competitors may also have an advantage in marketing competing products to group purchasing organizations, health maintenance organizations and other managed care organizations that increasingly seek to reduce costs by centralizing and consolidating their purchasing functions.

Competition for our biomaterial products is primarily from products comprised of synthetic materials, other xenograft tissues and human cadaveric tissue. The ability of these products to compete with our biomaterial products varies based on each such product's indications for use, relative features and benefits and surgeon preference. We believe that the collagen characteristics exclusive to pericardial tissue, the strength of the multi-directional fibers of the pericardial substrate, the proprietary tissue-treatment process and the purification process we employ offer significant benefits in product performance over competitive cadaveric tissue and synthetic materials.

Currently, we believe the major competitors to Veritas include KCI Corporation, Covidien, Ltd., Ethicon, Inc., C.R. Bard, Inc., and Cook Group, Inc. We believe the major competitors to our Tissue-Guard products include Cook Group, Inc., Integra Lifesciences Corporation, and Getinge AB. We believe the major competitors to our Ortho & Wound products include Wright Medical Group, Inc., Integra Lifesciences Corporation, Advanced BioHealing, Inc. and Organogenesis.

At the beginning of fiscal 2009, there were two primary companies, W.L. Gore & Associates, Inc. and Cook Group, Inc., which offered buttress products that competed with Peri-Strips. In the second quarter of fiscal 2009, Covidien Ltd., one of the two primary companies which offer surgical staplers on which our Peri-Strips products are used, launched a buttress product supplied integral with their stapler cartridges. We are addressing the Covidien competitive threat by highlighting the clinical history of Peri-Strips through our expanded direct sales force, the development of product enhancements and strengthened efforts to convert additional non-buttressing surgeons.

Peri-Strips also face indirect forms of competition, which include alternate surgical techniques such as oversewing the staple line and alternative bariatric procedures which do not use surgical staplers or buttresses such as gastric banding. Synthetic materials may be less expensive to produce and to the extent that comparable synthetic materials are available and effective in surgical procedures, we face significant price competition for our biomaterial products. There are other multi-purpose patches made from bovine and other types of animal tissue that compete with our products. Cadaveric tissue from tissue banks or from commercial distributors is utilized in breast reconstruction, hernia repair, neurological surgery and urologic procedures. There can be no assurance that competing products or indirect forms of competition will not achieve greater acceptance or that future products or alternative treatments for morbid obesity will not offer similar or enhanced performance advantages.

Within our microsurgical products, our Coupler faces indirect forms of competition, primarily hand suturing as an alternative surgical technique. Competition to our Flow Coupler includes blood flow monitoring products from Cook Group and ViOptix Inc.

Intellectual Property

We believe that in order to maintain a competitive advantage in the marketplace, we must develop and maintain protection of the proprietary aspects of our technology. We rely on a combination of patent, trademark, confidentiality, trade secret and other intellectual property rights and measures to aggressively protect intellectual property we deem important to our business.

We have developed a patent portfolio internally, as well as through acquisitions, that cover many aspects of our product offerings. As of October 31, 2010, we owned or licensed approximately 98 U.S. and foreign patents and 54 U.S. and foreign pending patent applications. The expiration dates of our material patents range from fiscal 2014 to fiscal 2024.

Synovis holds key patents related to Veritas Collagen Matrix in both wet and dry forms, patents related to the Peri-Strip Dry in both linear and circular formats, as well as the microanastomic Coupler and Flow Coupler. Synovis has exclusive rights to technology used in the cross-linking and sterilization of our Ortho & Wound products.

We own trademarks on Synovis® as well as trade names used in conjunction with the sale of most of our products, including Peri-Strips and Veritas.

We manufacture, market and sell our products both under our own patents as well as license agreements. While we believe that our patents are valuable, our knowledge and experience, our product development teams and marketing staff, and our confidential information regarding our manufacturing processes, materials and product design have been equally important in providing for and maintaining our proprietary product offering. To protect this value, we have established policies and procedures, as well as requiring as a condition of employment, all employees to execute a confidentiality agreement with respect to proprietary information and the assignment of intellectual property to us.

We also rely on unpatented proprietary technology and know-how. We seek to protect our trade secrets and proprietary know-how with confidentiality agreements with our employees, consultants and vendors.

There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. We have strongly defended, and will continue to defend, our intellectual property. Despite our measures to protect our intellectual property, however, we cannot be certain that the measures we take to protect our intellectual property will be successful. These risks are discussed in more detail in this Report in Part I, Item 1A, Risk Factors under the heading "We may not be able to adequately enforce or protect our intellectual property rights or to protect ourselves against the infringement claims of others."

Marketing and Customers

Our marketing and sales strategies include supporting our superior quality products with sales and marketing programs. These programs include advertising and direct mail campaigns, participation in trade shows, support of key surgeons' gatherings, publication and presentation of clinical data and new product information, and collaboration with key surgeons on educational activities and internet-based programs. An important strategy of our marketing programs is to identify and assess customer needs. This is accomplished by developing and maintaining a close working relationship with the hospitals and surgeons who purchase and use our products and through observations and interactions with our customers.

In the U.S., we utilize a direct sales model for all products except for our Ortho & Wound products. As of October 31, 2010, we have 56 direct sales representatives selling our Peri-Strips, Veritas, Tissue-Guard and Surgical tools and other products. Additionally, we have 9 direct sales representatives selling our microsurgery products. Internationally, we utilize an independent distributor sales network to sell these products.

For our Ortho and Wound products, we utilize a hybrid sales model in the U.S. comprised of both direct sales representatives and independent representative groups. As of October 31, 2010, we have eight direct sales representatives and 15 independent representative groups (each with multiple sales representatives) in the U.S. This structure presently provides sales coverage to approximately three-quarters of the U.S. population. We expect to appoint additional independent distributors in the future to complete our coverage in the U.S. Internationally, we have three independent distributors serving Italy, Spain and Germany, and are presently seeking to expand our European coverage through the appointment of additional independent distributors.

Additional Information Regarding Our Business

Backlog

Based on our experience, we believe that backlog is not a meaningful predictor of future revenue levels of our business.

Raw Materials

We acquire bovine pericardium for use in our biomaterial products from United States Department of Agriculture ("USDA") inspected abattoirs as well as a USDA approved source in New Zealand. We acquire equine pericardium for use in our biomaterial products from USDA approved abattoirs located in Mexico and Canada. The supply of bovine and equine pericardium, as well as other raw materials, is currently adequate. We have not experienced any product shortages arising from interruptions in the supply of any raw materials or components, and have identified alternative sources of supply for significant raw materials and components, although at times certain materials may be "single sourced" due either to the complex nature or minimal requirements of various components we purchase.

Research and Development

As a component of our business strategy, we continue to make a significant investment in research and development ("R&D") as well as new product design and engineering. R&D expense for fiscal 2010, 2009 and 2008 was $4,393,000, $3,798,000 and $3,248,000, respectively.

The R&D activities we expect to advance in fiscal 2011 include expanding the size offerings and indications for use of our Veritas product into new markets, providing research and clinical data to support the use of Veritas in various surgical procedures, exploring other process improvements and product enhancements for our proprietary biomaterial products, advancing the size offerings and technology of the Flow Coupler and providing research and clinical data to support the launch of the ProCuff product, an arthroscopically delivered augmentation device for rotator cuff repair.

Governmental Regulation

General

Our business operates in a medical device marketplace subject to extensive and rigorous regulation by the Food and Drug Administration ("FDA") and by comparable agencies in foreign countries. In the United States, the FDA regulates the design control, development, manufacturing, labeling, record keeping and surveillance procedures for medical devices.

Food and Drug Administration

FDA regulations classify medical devices based on perceived risk to public health as either Class I, II or III devices. Class I devices are subject to general controls, Class II devices are subject to special controls and Class III devices are subject to pre-market approval ("PMA") requirements. While most Class I devices are exempt from pre-market submission, it is necessary for most Class II devices to be cleared by a 510(k) pre-market notification prior to marketing. 510(k) establishes that the device is "substantially equivalent" to a device that was legally marketed prior to May 28, 1976, the date on which the Medical Device Amendments of 1976 became effective. The 510(k) pre-market notification must be supported by data establishing the claim of substantial equivalence to the satisfaction of the FDA. The process of obtaining a 510(k) clearance typically can take several months to a year or longer. If the product is notably new or different and substantial equivalence cannot be established, the FDA will require the manufacturer to submit a PMA application for a Class III device that must be reviewed and approved by the FDA prior to sale and marketing of the device in the United States. The process of obtaining PMA approval can be expensive, uncertain, lengthy and frequently requires anywhere from one to several years from the date of FDA submission, if approval is obtained at all. The FDA controls the indicated uses for which a product may be marketed and strictly prohibits the marketing of medical devices for unapproved uses. The FDA can withdraw products from the market for failure to comply with laws or the occurrence of safety risks.

Our microsurgery instruments and the Lap Assist Fascia Closure System are Class I medical devices. The rest of our products are classified as Class II medical devices and have received 510(k) marketing clearance from the FDA. Our manufacturing operations are subject to periodic inspections by the FDA, whose primary purpose is to audit the Company's compliance with the Quality System Regulations published by the FDA and other applicable government standards. Strict regulatory action may be initiated in response to audit deficiencies or to product performance problems. We believe that our manufacturing and quality control procedures are in compliance with the requirements of the FDA regulations.

Recent concerns have been raised by the public, internal FDA staffers and Congress whether the current FDA 510(k) program achieves its goals of making safe and effective devices available to the public while also fostering innovation. In August 2010, the FDA Center for Devices and Radiological Health ("CDRH") released two major FDA reports recommending changes to be taken by CDRH. The first report provides recommendations on how to strengthen the 510(k) program and the second on how to incorporate new scientific information into regulatory decision making. The recommendations are preliminary and the FDA is presently soliciting public input on these recommendations. If recommendations are adopted from these evaluations, any newly developed products or new indications for use for our existing products may be subjected to a more rigorous premarket review process. In addition, the FDA has requested the Institute of Medicine conduct an independent study of the 510(k) program on whether legislative, regulatory or administrative changes are needed. A final report is expected in the summer of 2011.

International Regulation

International regulatory bodies have established varying regulations governing product standards, packaging and labeling requirements, import restrictions, tariff regulations, duties and tax. Many of these regulations are similar to those of the FDA. With the exception of the European Union ("EU"), Canada and Australia, we typically rely on our independent distributors covering a given country to comply with the foreign regulatory requirements, including registration of our devices with the appropriate governmental authorities. We believe we are in compliance with the regulatory requirements in the foreign countries in which our medical devices are marketed. We do, however, face certain regulatory risks in international markets related to our bovine tissue products, which are discussed in Part I, Item 1A of this report.

The registration system in the EU for our medical devices requires that our quality system conform to international quality standards and that our medical devices conform to "essential requirements" set forth by the Medical Device Directive ("MDD"). Manufacturing facilities and processes under which our Ortho & Wound medical devices are produced are inspected and audited by the National Standards Authority of Ireland ("NSAI"). Manufacturing facilities and processes under which all of our other medical devices are produced are inspected and audited by the British Standards Institute ("BSI"). These audits verify our compliance with the essential requirements of the MDD, as well as supplementary requirements for "medical devices incorporating animal tissue." These certifying bodies verify that our quality system conforms to the international quality standard ISO 13485:2003 and that our products conform to the "essential requirements" and "supplementary requirements" set forth by the MDD for the class of medical devices we produce. These certifying bodies also certify our conformity with both the quality standards and the MDD requirements, entitling us to place the "CE" mark on all of our current medical devices.

Third Party Reimbursement

The availability and level of reimbursement from third-party payers for procedures utilizing our products is significant to our business. Our products are purchased primarily by hospitals and other end-users, who in turn bill various third party payers for the services provided to the patients. These payers, which include Medicare, Medicaid, private health insurance plans and managed care organizations, reimburse all or part of the costs and fees associated with the procedures utilizing our products.

In response to the focus of national attention on rising health care costs, a number of changes to reduce costs have been proposed or have begun to emerge. There have been, and may continue to be, proposals by legislators, regulators and third party payers to curb these costs. The development or increased use of more cost effective treatments for diseases could cause such payers to decrease or deny reimbursement for surgeries or devices to favor alternatives that do not utilize our products. A significant number of Americans enroll in some form of managed care plan. Higher managed care utilization typically drives down the payments for health care procedures, which in turn places pressure on medical supply prices. This causes hospitals to implement tighter vendor selection and certification processes, by reducing the number of vendors used, purchasing more products from fewer vendors and trading discounts on price for guaranteed higher volumes to vendors. Hospitals have also sought to control and reduce costs over the last decade by joining group purchasing organizations or purchasing alliances. We cannot predict what continuing or future impact these practices, the existing or proposed legislation, or such third-party payer measures within a constantly changing healthcare landscape may have on our future business, financial condition or results of operations.

Employees

On October 31, 2010, we employed approximately 310 full-time and part-time individuals. Our employees are not represented by a union, and we consider our relationship with our employees to be good.

(d) Financial Information About Geographic Areas

For information regarding net revenue by geographic area, please refer to Note 5 to our consolidated financial statements under Item 8 of this report.

Item 1A — *Risk Factors*

The following factors are important and should be considered carefully in connection with any evaluation of our business, financial condition, results of operations, prospects and an investment in our common stock. Additionally, the following factors could cause our actual results to materially differ from those reflected in any forward-looking statements.

We may not be able to sustain or manage our growth.

We have achieved notable revenue growth over the past several years. Our business has increased revenue 18% in fiscal 2010, 17% in fiscal 2009 and 32% in fiscal 2008. There can be no assurance that we can manage the significant challenges that accompany such growth, including management of an increasingly diverse product portfolio and provision of necessary infrastructure. In addition, there can be no assurance that we will be able to identify and successfully consummate and integrate acquisitions or develop new products to sustain rates of revenue growth and profitability in future periods comparable to those experienced over the past several years.

Sales growth of our Ortho and Wound products in the marketplace is uncertain and we expect to incur significant operating losses from this business unit in the future.

While we achieved revenues of $1,878,000 from our Ortho and Wound products during fiscal 2010, we incurred an operating loss of $5,850,000 in this business unit during the year. We plan to invest significantly in this business unit in the future to drive revenue growth, and we expect to incur significant operating losses until a return on these investments is achieved. There can be no assurance, however, that our investments will result in our desired sales levels or that our Ortho and Wound business unit will be able to achieve such break-even operating performance. If long-term profitable operating results are not achieved, we may be required to record an impairment of Ortho and Wound's identifiable intangible assets that could be material to our results of operations.

We face significant competition from established competitors in the medical device industry.

We face intense competition. The medical device industry is highly competitive and characterized by rapid innovation and technological change. We expect technology to continue to develop rapidly, and our success will depend to a large extent on our ability to maintain a competitive position with our technology. There can be no assurance that we will be able to compete effectively in the marketplace or that products developed by our competitors will not render our products obsolete or non-competitive. Similarly, there can be no assurance that our competitors will not succeed in developing or marketing products that are viewed by surgeons as providing superior clinical performance and/or are less expensive relative to the products we currently market or may develop.

Established companies manufacture and sell products that compete with each of our products or capabilities. Some of the companies with whom we compete have greater sales and/or distribution capabilities, substantially greater capital resources, larger marketing, research and development staffs and larger facilities. In addition, many of our competitors offer broader product lines within our specific product markets. Broad product lines may give our competitors the ability to negotiate exclusive, long-term medical product supply contracts and the ability to offer comprehensive pricing for their products. There can be no assurance that we will be able to compete effectively with such manufacturers.

We continue to evaluate new market opportunities for our existing products. This process involves numerous steps, including, but not limited to, identifying meaningful new markets for our products, performing in-depth research and analysis to forecast the market potential for our products in these new markets, obtaining the required regulatory market clearances, developing an attractive value proposition for potential customers, and translating this value proposition into meaningful revenue. Due to the inherent complexity of this process, there can be no assurance that we will be able to effectively enter new markets with our existing or newly developed products.

We may not be able to adequately enforce or protect our intellectual property rights or to protect ourselves against the infringement claims of others.

We protect our technology through patents, trade secrets, and proprietary know-how. We also seek to protect our technology through confidentiality agreements with employees, consultants and other parties.

There can be no assurance that our trade secrets or confidentiality agreements will adequately protect our proprietary information or, in the event of a breach of any confidentiality agreement, that we will have adequate remedies. Additionally, there can be no assurance that any pending or future patent applications will result in issued patents, or that any current or future patent, regardless of whether we are an owner or licensee of such patent, will not be challenged, invalidated or circumvented or that the rights granted thereunder or under our licensing agreements will provide a competitive advantage to us. Furthermore, there can be no assurance that others will not independently develop similar technologies or duplicate any technology developed by us, or that our technology does not or will not infringe patents or other rights owned by others.

The medical device industry is characterized by frequent and substantial intellectual property litigation, and competitors may resort to intellectual property litigation as a means of competition. Intellectual property litigation is complex and expensive, and the outcome of such litigation is difficult to predict.

From time to time, we may become involved in litigation which is ordinary, routine litigation incidental to its business. Further, product liability claims may be asserted in the future relative to events not known to management at the present time. Management believes that our risk management practices, including our insurance coverage, are reasonably adequate to protect against potential material liability losses.

Oversight of the medical device industry might affect the manner in which we may sell medical devices.

There are laws and regulations that govern the means by which companies in the healthcare industry may market their products to healthcare professionals and may compete by discounting the prices of their products, including for example, the federal Anti-Kickback Statute, the federal False Claims Act, the federal Health Insurance Portability and Accountability Act of 1996, and state law equivalents to these federal laws that are meant to protect against fraud and abuse. Violations of these laws are punishable by criminal and civil sanctions, including, but not limited to, in some instances civil and criminal penalties, damages, fines, and exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid. Although we exercise care in structuring our sales and marketing practices and customer discount arrangements to comply with those laws and regulations, we cannot assure you that:

- government officials charged with responsibility for enforcing those laws will not assert that our sales and marketing practices or customer discount arrangements are in violation of those laws or regulations; or

- government regulators or courts will interpret those laws or regulations in a manner consistent with our interpretation.

ADVAMED, the principal U.S. trade association for the medical device industry, has put in place a model "code of conduct" that sets forth standards by which its members should abide in the promotion of their products. We have policies and procedures in place for compliance that we believe are consistent with those set forth in the ADVAMED Code, and we provide routine training to our sales and marketing personnel on our policies regarding sales and marketing practices. Nevertheless, the sales and marketing practices of our industry have been the subject of increased scrutiny from federal and state government agencies, and we believe that this trend will continue. For example, recent federal and state legislation require detailed disclosure of gifts and other remuneration made to health care professionals. In addition, prosecutorial scrutiny and governmental oversight, on the state and federal levels, over some major device companies regarding the retention of healthcare professionals as consultants has limited the manner in which medical device companies may retain healthcare professionals as consultants. We have in place policies to govern how we may retain healthcare professionals as consultants that reflect the current climate on this issue and provide training on these policies. Finally, various hospital organizations, medical societies and trade associations are establishing their own practices that may require detailed disclosures of relationships between healthcare professionals and medical device companies or ban or restrict certain marketing and sales practices such as gifts and business meals.

Quality issues with our processes, goods and services could harm our reputation for producing high quality products and erode our competitive advantage.

Quality is extremely important to us and our customers due to the serious and costly consequences of product failure. Our quality certifications are critical to the marketing success of our products. If our products fail to meet these standards or fail to adapt to evolving standards, our reputation as a manufacturer of high quality products could be harmed, our competitive advantage could be damaged, we could lose customers and market share, and our revenues and results of operations could decline.

Our failure to obtain regulatory clearance/approval and maintain regulatory compliance for any of our products would impact our ability to generate revenue from those products.

We must comply with FDA regulations to market our products in the United States. The medical device industry in which our business operates is subject to extensive and rigorous regulation by the FDA and by comparable agencies in foreign countries. In the United States, the FDA regulates the design control, development, manufacturing, labeling, record keeping and surveillance procedures for our medical devices.

The process of obtaining marketing clearance or approvals from the FDA for new products and new applications for existing products can be time-consuming and expensive, and there is no assurance that such clearance/approvals will be granted, or that the FDA review will not involve delays that would adversely affect our ability to commercialize additional products or additional applications for existing products. Some of our products that are in the research and development stage may be subject to a lengthy and expensive pre-market approval process with the FDA. The FDA has the authority to control the indicated uses of a medical device. Products can also be withdrawn from the market due to failure to comply with regulatory standards or the occurrence of unforeseen problems. The FDA regulations depend heavily on administrative interpretation, and there can be no assurance that future interpretations made by the FDA or other regulatory bodies, with possible retroactive effect, will not adversely affect us.

Our facilities and processes are subject to regulation. The FDA, various state agencies and foreign regulatory agencies inspect our facilities to determine whether we are in compliance with various regulations relating to quality systems, such as manufacturing practices, validation, testing, quality control, product labeling and product surveillance. A determination that we are in violation of such regulations could lead to imposition of civil penalties, including fines, product recalls or product seizures and, in extreme cases, criminal sanctions, depending on the nature of the violation.

We must obtain regulatory approvals to market our products internationally. The registration scheme in the majority of international markets (e.g. Europe, Canada) for our products requires that our quality system conforms to international quality standards. We must remain compliant with these requirements as well as product standards in order to sell our products in these countries. There can be no assurance that we will be able to maintain compliance with these regulations. In addition, there can be no assurance that we will be successful in obtaining registration for new product introductions.

Further, international regulatory bodies have established varying additional regulations governing product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. We rely, in part, on our independent distributors to comply with such foreign regulatory requirements. As a result, our communication with foreign regulatory agencies may be indirect as it occurs through the foreign distributor. The inability or failure of independent distributors to comply with the varying regulations or the imposition of new regulations could restrict such distributors' ability to sell our medical products internationally and thereby adversely affect our business, financial condition and results of operations.

Because many of our biomaterial products are manufactured from bovine pericardium, perceptions about Bovine Spongiform Encephalopathy may impact our sales.

Under the direction of the United States Department of Agriculture ("USDA"), the U.S. government has had an active program of surveillance and import controls since the late 1980s designed to prevent the introduction of Bovine Spongiform Encephalopathy ("BSE") into U.S. cattle. The USDA program includes certain feed restrictions which began in 1997. The World Health Organization has categorized the levels of BSE infectivity of tissue. This characterization places pericardium (which primarily consists of collagen) as having no detectable infectivity, the lowest risk category. The European authorities have specifically reviewed our biomaterial sourcing and manufacturing processes and have also certified our bovine pericardium products.

We obtain our raw bovine pericardium for our biomaterial products from USDA-inspected abattoirs as well as from a USDA approved source in New Zealand. The bovine pericardium is collected under strict conditions; inspectors examine each heart for disease and anomalies prior to harvesting the pericardium. Additional measures are also taken to ensure brain and spinal cord matter does not come into contact with the bovine pericardium. Our bovine-based tissue products are manufactured with sodium hydroxide, a processing technique recommended by international experts to remove or inactivate the prion, the agent believed to cause BSE, should it exist in the tissue. The bovine pericardium used in our products is sourced from animals who are 30 months or younger. Sourcing from these younger animals markedly decreases the likelihood of BSE transmission. Notwithstanding these safeguards, if the perception of risk associated with BSE increases, it could have a material adverse effect on our business, financial condition and results of operations.

In 2004, the EU enacted medical device regulations that require product specific evaluation of bovine-based products for potential BSE patient health risks. All bovine-based medical products currently sold in the EU are subject to this evaluation. Our bovine-based products have been evaluated and have obtained approval, although our Dura-Guard product has not been approved for sale in France. Currently, none of our bovine-based products are approved for sale in Japan or Taiwan. In August 2006, the government of China began prohibiting the sale of U.S. bovine-based products. We understand that regulatory approvals will not be granted in the present environment within those countries for products derived from bovine pericardium, unless we source bovine pericardium from countries which they consider at no risk for BSE (e.g. New Zealand and Australia). Total international sales of our bovine-based products accounted for 11.3% and 11.5% of our consolidated net sales for the fiscal years ended October 31, 2010 and 2009, respectively, and increased 15% in fiscal 2010. Any prohibition by certain other countries of U.S. bovine pericardium products as a result of concerns related to BSE could have an adverse effect on our ability to maintain or grow international sales of these products.

We may face the risk of product liability claims and product recalls that could result in costly and time consuming litigation and significant liability.

The medical device industry historically has been litigious, and the manufacture and sale of our products entails an inherent risk of product liability claims. In particular, our principal medical devices are designed to be permanently placed in the human body, and production or other errors could result in an unsafe product and injury to the patient. Although we maintain product liability insurance in amounts believed to be adequate, based upon the nature and risks of our business in general and our actual experience to date, there can be no assurance that one or more liability claims will not exceed the coverage limits of such policies or that such insurance will continue to be available on commercially reasonable terms, if at all. Furthermore, we do not have nor do we expect to obtain insurance covering our costs and losses as the result of any recall of our products due to alleged defects, whether such a recall is instituted by us or required by a regulatory agency. A product liability claim, recall or other claim with respect to uninsured liabilities or in excess of our insured liabilities could have a material adverse effect on our business, financial condition and results of operations.

Due to the unpredictability of the health care industry, our customers may not be able to receive third-party reimbursement for the medical procedures utilizing our products.

Our products are purchased primarily by hospitals and other end-users. Hospitals and end-users of our products bill various third-party payers, including government health programs, private health insurance plans, managed care organizations and other similar programs, for the health care goods and services provided to their patients. Third-party payers may deny reimbursement if they determine that a procedure was not in accordance with established third-party payer protocol regarding treatment methods. Our products are covered by procedure costs as a component of the overall medical procedure reimbursement obtained from the third-party payer.

Third-party payers are also increasingly challenging the prices charged for medical products and services and, in some instances, have put pressure on medical device suppliers to lower their prices. While we believe our pricing is appropriate for the niche markets and technology of our products, we are unable to predict what changes will occur in the reimbursement methods used by third-party payers. There can be no assurance that medical procedures in which our products are used will continue to be considered cost-effective by third-party payers, that reimbursement for such procedures will be available or, if available, will continue, or that third-party payers' reimbursement levels will not adversely affect our ability to sell our products on a profitable basis. The cost of health care has risen significantly over the past decade, and there have been and may continue to be proposals by legislators, regulators and third-party payers to curb these costs.

Failure by hospitals and other users of our products to obtain reimbursement from third-party payers for procedures in which our products are used, changes in third-party payers' policies towards reimbursement for procedures using our products or legislative action could have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition, results of operations and cash flows could be significantly and adversely affected by the recently adopted legislation reforming the United States healthcare system and if other administration and legislative proposals are enacted into law.

On March 30, 2010, the Health Care and Education Reconciliation Act of 2010 (the "Reconciliation Bill") was signed into law by President Obama. The Reconciliation Bill amended the Patient Protection and Affordable Care Act, which was signed into law on March 23, 2010. Among other initiatives, these bills impose a 2.3% excise tax on domestic sales of medical devices following December 31, 2012. This enacted excise tax on medical devices could materially and adversely affect our operating results.

Other elements in the Reconciliation Bill, such as comparative effectiveness research, an independent payment advisory board and other provisions could meaningfully change the way healthcare is developed and delivered, and may materially impact our business.

Various healthcare reform proposals also have emerged at the state level. We cannot predict what healthcare initiatives, if any, will be implemented at the state level or the exact effect newly enacted laws or any future legislation or regulation will have on us. However, an expansion in government's role in the U.S. healthcare industry may lower reimbursements for our products, reduce medical procedure volumes and adversely affect our business and results of operations, possibly materially.

The current global economic downturn could continue to adversely impact our business.

A significant portion of our product sales are used in medical procedures are covered by patient health insurance. Additionally, a notable percentage of medical procedures utilizing our products may be considered elective by the patient. The current global economic downturn may have a meaningful impact on availability to or affordability of health insurance, or may impact patient decisions to have an elective medical procedure performed. This may in turn also impact the financial condition of our customers. Accordingly, a pronounced and sustained economic downturn could have a material, adverse effect on our business, financial condition and results of operations.

We depend on highly specialized equipment to manufacture our products and loss of or damage to one of our manufacturing facilities could result in reduced revenues and significant losses.

We presently have two manufacturing facilities: our Irvine, California facility which manufactures our Ortho & Wound products, and our St. Paul, Minnesota facility which manufactures substantially all of our other products. The loss of or damage to either of our manufacturing facilities due to natural disaster, equipment failure or other difficulty could result in significant delays in production. In the event of such disaster, re-starting manufacturing activity at our other location, or locating third-party manufacturers to manufacture our products in any such event would likely be difficult given the specialized equipment and processes necessary to produce those products. Although we maintain business interruption insurance to mitigate the financial impact on our business, any sustained period of suspended production would likely have a material adverse effect on our business, financial condition and results of operations.

We cannot predict the outcome of our clinical studies.

In fiscal 2011, we expect to perform several post-clearance marketing clinical studies for certain of our products, which are designed to document the comparative strengths of our products versus competitive products, and also to more fully understand the role implant techniques and other factors may affect clinical outcomes. We expect these clinical studies will require significant investment and may span several years. We cannot predict the outcome of our clinical studies, nor what impact, if any, they may have in the marketplace.

Our strategy to acquire complementary businesses and technologies involves risk and may result in disruptions to our business by, among other things, distracting management time and diverting financial resources.

One of our growth strategies is the acquisition of complementary businesses and technologies. We may not be able to identify suitable acquisition candidates, or if we do, we may not be able to make such acquisitions on commercially acceptable terms. If we make acquisitions, a significant amount of management time and financial resources may be required to evaluate or complete the acquisition and integrate the acquired business into our existing operations. Even with this investment of management time and financial resources, an acquisition may not produce the desired revenue, earnings or business synergies. Acquisitions involve numerous other potential risks including: assumption of unanticipated operating problems or legal liabilities, problems integrating the purchased operations, technologies or products, diversion of management's attention from our core businesses, adverse effects on existing business relationships with suppliers and customers, inaccurate estimates of fair value made in the accounting for acquisitions and amortization of acquired intangible assets which would reduce future reported earnings, and potential loss of customers or key employees of acquired businesses, among others.

We may not be able to hire or retain key personnel.

We depend on key management, sales and technical personnel. Moreover, because of the highly technical nature of our business, our ability to continue our technological developments and to market and sell our products depends in large part on our ability to attract and retain qualified technical, sales and key management personnel. Competition for qualified personnel is intense, and we cannot ensure that we will be able to attract and retain the individuals we need. The loss of key personnel, or our inability to hire or retain qualified personnel, could have a materially adverse effect on our business, financial condition and results of operations.

Item 1B — *Unresolved Staff Comments*

None.

Item 2 — *Properties*

We have a lease for our corporate headquarters and manufacturing facility, totaling 65,000 square feet, located at 2575 University Ave. W., St. Paul, Minnesota. The lease expires on December 31, 2013, and the base rent is currently $724,000 annually.

We lease approximately 14,830 square feet for our Ortho & Wound facility at 4 and 6 Jenner Drive, Irvine, CA. The lease expires August 31, 2012, and the base rent is currently $232,000 annually.

We lease approximately 3,750 square feet for our MCA facility at 439 Industrial Lane, Birmingham, Alabama. The lease expires June 30, 2011, and the base rent is currently $37,000 annually.

We pay apportioned real estate taxes and common costs on our St. Paul, MN and Irvine, CA leased facilities.

Item 3 — *Legal Proceedings*

From time to time, we may become involved in routine litigation incidental to our business. Further, product liability claims may be asserted in the future relative to events not known to management at the present time. Management believes that our risk management practices, including our insurance coverage, are reasonably adequate to protect against potential material product liability losses.

Item 4 — *[RESERVED]*

Executive Officers of the Registrant

Our executive officers, their ages, and the offices they held and certain biographical information, as of December 1, 2010, are as follows:

Name	Age	Title
Richard W. Kramp	65	President and Chief Executive Officer
Michael K. Campbell	59	President of Synovis Micro Companies Alliance, Inc.
Timothy F. Floeder	52	Vice President of Corporate Development
Mary L. Frick	57	Vice President of Regulatory/Clinical/Quality Affairs
Daniel L. Mooradian	52	Vice President of Research and Development
Brett A. Reynolds	42	Chief Financial Officer, Vice President of Finance and Corporate Secretary

Richard W. Kramp. Mr. Kramp was named Chief Executive Officer of the Company effective January 2007. Mr. Kramp has served as President of Synovis Life Technologies, Inc. since June 2006. From August 2004 to May 2006, he served as President and Chief Operating Officer of the Company's former interventional business. Prior to joining the Company, Mr. Kramp most recently served as the President and Chief Operating Officer of Medical CV, Inc. From 1988 to 2003, Mr. Kramp served as President and Chief Operating Officer, and then President and Chief Executive Officer, as well as a Board Member at ATS Medical. From 1978 to 1988, Mr. Kramp held sales and marketing positions at St. Jude Medical, serving as Vice President of Sales and Marketing from 1981 to 1988.

Michael K. Campbell. Mr. Campbell has served as President of Synovis Micro Companies Alliance, Inc. since the acquisition of MCA by the Company in July 2001. Prior to the acquisition he was President and CEO of MCA from July 2000 through July 2001. From June 1999 to May 2000, Mr. Campbell served as Executive Vice President of PrimeSource Surgical, a specialty medical products distributor. From 1979 to June 1999, he was a director and Vice President of Futuretech, Inc., a specialty medical distribution company serving the southeastern United States.

Timothy F. Floeder. Mr. Floeder has served as Vice President of Corporate Development of the Company since May 2008. Prior to joining the Company, Mr. Floeder served as Vice President of Business Development for Compex Technologies, Inc. ("Compex") from 2003 to 2006, and upon the sale of Compex to Encore Medical Corporation, served as interim CEO/managing director of Compex's U.S. consumer business and Compex's European subsidiary (Compex S.A.) from 2006 to 2007. In addition, Mr. Floeder served as a non-employee director for HEI, Inc. from 2002 to 2007. From 1996 to 2002, Mr. Floeder served as Managing Director of merger and acquisition services for Miller Johnson Steichen Kinnard, Inc., advising companies in several industries, including the medical device industry.

Mary L. Frick, M.S.C. Ms. Frick has served as Vice President of Regulatory/Clinical/Quality Affairs of the Company since November 2000. She had previously served in several positions within the Company, including Director of Regulatory/Clinical/Quality Affairs since November 1998 and as Group Manager of Regulatory/Clinical/Quality Affairs from June to November of 1998. From 1984 to June 1998, Ms. Frick held a series of management positions in Research, Operations and Regulatory/Clinical Affairs at INCSTAR Corporation, a diagnostic medical device manufacturer.

Daniel L. Mooradian, Ph.D. Dr. Mooradian has served as Vice President of Research and Development since December 2008. From May 2006 to November 2008, Dr. Mooradian held various positions at Boston Scientific, including Director of Preclinical Sciences and Director of the Research and Technology Center. From January 2005 to April 2006, Dr. Mooradian served as Vice President of Research and Development for QuestStar Medical, Inc. From January 2001 to December 2004, Dr. Mooradian held various positions at Synovis Life Technologies, Inc., including Director of Research and Development and Principal Scientist. From September 1987 to December 2000, Dr. Mooradian held various positions at the University of Minnesota.

Brett A. Reynolds. Mr. Reynolds has served as Chief Financial Officer, Vice President of Finance and Corporate Secretary since April 2005. Prior to April 2005, Mr. Reynolds served as Director of Finance from September 2003. From October 2001 to September 2003, Mr. Reynolds served in several financial positions at Chiquita Processed Foods, LLC, a division of Chiquita Brands International, ultimately serving as Corporate Controller. From 1991 to 2001, Mr. Reynolds held a series of audit, accounting and consulting positions with Deloitte and Touche LLP.

PART II

Item 5 — *Market for Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities*

Price Range

Our common stock is currently traded on the Nasdaq Global Market under the symbol "SYNO." The following table sets forth, for each of the fiscal periods indicated, the range of high and low closing sale prices per share as reported by the Nasdaq Global Market.

	2010		2009	
Fiscal Quarter Ended:	**High**	**Low**	**High**	**Low**
January 31	$13.30	$11.54	$18.74	$11.62
April 30	15.78	12.47	18.10	11.60
July 31	16.28	13.61	21.45	12.90
October 31	16.26	13.80	16.05	12.06

Dividends

We have not declared or paid any cash dividends on our common stock since inception, and our Board of Directors presently intends to retain all earnings for use in the business for the foreseeable future.

Shareholders

As of November 30, 2010, there were approximately 5,500 beneficial owners and 900 registered shareholders of our common stock.

Sales of Unregistered Securities

None.

Purchases of Equity Securities

On September 29, 2009, we announced that our Board of Directors had authorized the repurchase of up to 500,000 shares of its common stock. On March 4, 2010, the Board of Directors increased the number of shares we are authorized to repurchase by an incremental 1,000,000 shares of our common stock, for a total of 1,500,000 shares to be repurchased. The share repurchases are to be funded using our existing cash balances and may occur either in the open market or through private transactions from time to time, in accordance with SEC regulations. The timing and extent to which we may buy back shares depends upon market conditions and other corporate considerations. The repurchase plan does not have an expiration date.

From inception of the program on September 29, 2009 through October 31, 2010, we used $7,994,000 to repurchase 606,240 shares at an average price of $13.19 per share. The following table presents the total number of shares repurchased from August 1, 2010 through October 31, 2010, the average price paid per share and the number of shares that were purchased and the maximum number of shares that may yet be purchased at October 31, 2010, pursuant to our stock repurchase program:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Maximum Number of Shares That May Yet Be Purchased Under the Plan or Program
August 1, 2010 — August 31, 2010	—	—	—	1,066,219
September 1, 2010 — September 30, 2010	99,559	14.61	99,559	966,660
October 1, 2010 — October 31, 2010	72,900	15.02	172,459	893,760
Total	172,459	$14.78		

Performance Graph

In accordance with the rules of the SEC, the following performance graph compares the performance of our common stock on the Nasdaq Global Market to the Nasdaq Global Market and to Nasdaq's "Surgical and Medical Instruments and Supplies" Index. The following performance graph compares the cumulative total shareholder return as of the end of each of our last five fiscal years on $100 invested at the beginning of the period and assumes reinvestment of all dividends.



Company Index
Nasdaq Market Index
NASDAQ Surgical and Medical Instruments and Supplies Index
$500
$400
$300
$200
$100
$0
10/31/2005
10/31/2006
10/31/2007
10/31/2008
10/31/2009
10/31/2010

	Date					
	10/31/05	**10/31/06**	**10/31/07**	**10/31/08**	**10/31/09**	**10/31/10**
Company Index	100.0	81.9	265.0	194.1	133.9	166.5
Nasdaq Market Index	100.0	112.1	133.3	82.5	77.3	95.7
Nasdaq Surgical and Medical Instruments and Supplies Index	100.0	109.7	151.8	87.4	95.7	107.4

Item 6 — *Selected Financial Data*

Summary Statement of Operations Data

	For the Year Ended October 31,				
	2010	2009	2008	2007	2006
	(In thousands except per share data)				
Net revenue	$68,565	$58,211	$49,800	$37,691	$27,743
Gross margin	49,540	41,767	34,144	24,370	16,435
Operating income (loss)	7,335	4,002	7,194	2,468	(3,226)
Net income (loss) from continuing operations	4,876	2,706	6,165	3,292	(862)
Gain on sale of discontinued operations	—	—	5,340	—	—
Income (loss) from discontinued operations	—	—	(20)	518	(619)
Net income (loss)	$ 4,876	$ 2,706	$11,485	$ 3,810	$(1,481)
Basic earnings (loss) per share					
Continuing operations	$ 0.43	$ 0.23	$ 0.50	$ 0.27	$ (0.07)
Discontinued operations	0.00	0.00	0.43	0.04	(0.05)
Net income (loss)	$ 0.43	$ 0.23	$ 0.93	$ 0.31	$ (0.12)
Diluted earnings (loss) per share					
Continuing operations	$ 0.43	$ 0.23	$ 0.48	$ 0.26	$ (0.07)
Discontinued operations	0.00	0.00	0.42	0.04	(0.05)
Net income (loss)	$ 0.43	$ 0.23	$ 0.90	$ 0.30	$ (0.12)
Weighted average shares outstanding					
Basic	11,262	11,588	12,395	12,225	12,004
Diluted	11,441	11,827	12,721	12,528	12,004

Summary Balance Sheet Data

	At October 31,				
	2010	2009	2008	2007	2006
	(In thousands)				
Working capital	$66,271	$63,885	$62,097	$66,616	$50,253
Total assets	97,482	93,720	97,401	94,677	80,540
Shareholders' equity	89,467	86,011	89,861	86,953	77,049

Item 7 — *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of our financial condition and results of operations should be read together with the selected consolidated financial data and our financial statements and the related notes appearing elsewhere in this report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth in Part 1, Items 1A, "Risk Factors," of this report.

Overview

Synovis Life Technologies, Inc., a diversified medical device company, develops, manufactures and markets biological and mechanical products used by several surgical specialties to facilitate the repair and reconstruction of soft tissue damaged or destroyed by disease or injury. Our products include implantable biomaterials for soft tissue repair, devices for microsurgery and surgical tools — all designed to reduce risks and/or facilitate critical surgeries, improve patient outcomes and reduce healthcare costs.

Operating Results — Fiscal 2010 ($ in thousands except per share data)

Net revenue increased 18% during fiscal 2010 to $68,565 from $58,211 in fiscal 2009. Our operating income was $7,335 in fiscal 2010, compared to $4,002 in the prior year. Net income for fiscal 2010 was $4,876, or 43 cents per diluted share, compared to $2,706, or 23 cents per diluted share during fiscal 2009.

In July 2009, we acquired substantially all of the assets of Pegasus Biologics, Inc., a company located in Irvine, California focused on developing advanced biological solutions for soft tissue repair, primarily within the orthopedic and woundcare markets. See Note 2 to the consolidated financial statements included in this report on Form 10-K for additional information.

The following table summarizes our net revenue by product group and geography for fiscal 2010 and fiscal 2009:

	2010		2009	
Veritas	$14,368	21%	$ 8,757	15%
Peri-Strips	19,414	28%	19,384	33%
Tissue-Guard	16,550	24%	15,806	27%
Microsurgery	11,020	16%	8,668	15%
Surgical Tools and other	5,335	8%	5,531	10%
Orthopedic and Wound	1,878	3%	65	0%
Total Net Revenue	$68,565	100%	$58,211	100%
Domestic	$57,700	84%	$49,290	85%
International	10,865	16%	8,921	15%
Worldwide	$68,565	100%	$58,211	100%

The increase in net revenue in fiscal 2010 compared to the prior-year was primarily due to the following:

- Incremental worldwide units sold increased revenue approximately $6,291;
- Ortho & Wound products increased revenue $1,813; and
- Higher average net selling prices primarily due to various worldwide hospital list price increases for certain of our products increased revenue by approximately $2,250.

The increase in worldwide units sold was primarily attributable to the expansion of our direct sales force in the second half of fiscal 2009, increased market acceptance of Veritas into the worldwide hernia and general surgery markets and increased market penetration of our microsurgery products.

We believe the expansion of our domestic direct sales force is a key element of our long-term strategy to increase revenues. In fiscal 2009, we expanded our direct sales force by 22 sales representatives for a total of 65 sales representatives at the end of fiscal 2009. In the first quarter of fiscal 2010, we added eight direct sales representatives for our Ortho & Wound products. As of October 31, 2010, we have a total of 73 direct sales representatives in the U.S: 56 direct sales representatives sell our Veritas, Peri-Strips, Tissue-Guard and Surgical tools and other products, nine direct sales representatives sell our Microsurgery products and eight direct sales representatives sell our Ortho & Wound products.

In addition, for our Ortho & Wound products, we have contracted with 16 independent representative groups (each with multiple sales representatives) as of October 31, 2010. This hybrid sales model of direct and independent sales representatives presently provides sales coverage for approximately three-fourths of the U.S. population. We expect to appoint additional independent distributors in the future to complete our coverage in the U.S. Internationally, we have three independent distributors serving Italy, Spain and Germany, and are presently seeking to expand our European coverage through the appointment of additional independent distributors.

We cannot fully assess the impact the current economic downturn may have had on our results of operations during fiscal 2010. We believe, however, that the volume of certain surgical procedures in which our products are used, particularly those which may be considered elective, has been impacted by the current economic downturn. In addition, we believe the financial condition of certain of our hospital customers have been negatively impacted by the economic downturn. These notable items, as well as other factors, may have had an impact on our results of operations.

Revenue from Veritas patch products was $14,368 in fiscal 2010, an increase of $5,611 or 64% from $8,757 in fiscal 2009. Veritas revenue growth in fiscal 2010 was primarily driven by incremental worldwide sales into the plastic and reconstructive and general surgery markets. Additionally, late in the fourth quarter of fiscal 2009, we received CE Mark approval for the use of Veritas in hernia and breast reconstruction and commenced selling Veritas to our European distributors. Higher average net selling prices also contributed to the revenue increase in fiscal 2010. Veritas is an extremely strong and conformable biomaterial which acts as a "scaffold" that enables rapid repopulation and revascularization by the surrounding host tissue.

Worldwide net revenue from Peri-Strips was $19,414 in fiscal 2010, essentially flat as compared to revenue of $19,384 in fiscal 2009. Increased average net selling prices were offset by slightly lower units sold in fiscal 2010 as compared to fiscal 2009. Fiscal 2010 Peri-Strips revenue was also affected by the impact of increased competition within the buttressing market. Covidien, one of the two primary companies which offer surgical staplers on which our Peri-Strips products are used, launched a buttress product in mid-fiscal 2009 supplied integral with their stapler cartridges. During fiscal 2010, worldwide revenue from Peri-Strips products which are used with Covidien staplers decreased 30% from fiscal 2009. This was offset by fiscal 2010 revenue for Peri-Strips products used with Ethicon staplers increasing 20% from fiscal 2009. We are addressing the Covidien competitive threat by highlighting the clinical history and product performance of Peri-Strips through our expanded direct sales force, seeking to convert additional non-buttressing surgeons and continuing research activities to demonstrate the benefits of Peri-Strips compared to other buttress products. Peri-Strips are used to reduce risks and improve patient outcomes in several procedures, with the predominant procedure being gastric bypass surgery.

Revenue from Tissue-Guard patch products was $16,550 in fiscal 2010, an increase of $744 or 5% from $15,806 in fiscal 2009. The fiscal 2010 increase was driven by a 3% increase in units sold worldwide, in addition to slightly higher average selling prices in the current year. Our Tissue-Guard family of products is used to repair and replace damaged tissue in an array of surgical procedures, including cardiac, vascular, thoracic, and neurologic procedures.

Revenue from Microsurgery was $11,020 in fiscal 2010, an increase of $2,352 or 27% from $8,668 in fiscal 2009. The revenue growth was primarily driven by the fiscal 2009 expansion of our sales force, increased market acceptance of the Coupler, as well as the domestic market launch of the Flow Coupler® in the third quarter of fiscal 2010, resulting in a 24% increase in Coupler unit sales in fiscal 2010. The Coupler is a device used to connect extremely small arteries or veins, without sutures, quickly, easily and with consistently excellent results. The Flow Coupler enhances our Microsurgery product offerings by combining our existing Coupler with Doppler technology, enabling physicians to verify and monitor blood flow.

Revenue from Ortho & Wound products was $1,878 in fiscal 2010 as compared to $65 from July to October 2009. Since acquiring Ortho & Wound in July 2009, revenue from our Ortho & Wound products has grown in each successive quarter, primarily due to increased sales coverage in the U.S. market. Our U.S. coverage has increased from approximately 10% at the beginning of fiscal 2010 to approximately 75% at the end of fiscal 2010, and our Ortho & Wound hybrid sales force continue to develop their sales territories and customer base by establishing relationships with pre-acquisition customers as well as prospecting for new customers. Our Ortho & Wound products include the OrthADAPT Bioimplact and the Unite Biomatrix. The OrthADAPT Bioimplant is used in numerous orthopedic applications, including rotator cuff and Achilles tendon repair, where there is a clinical need to reinforce the repair. Unite Biomatrix provides a durable, collagen structure that need be applied only once to a wound and maintains its integrity while promoting wound healing.

Our gross margin increased by one-half of a percentage point to 72.3% in fiscal 2010 from 71.8% during fiscal 2009, due primarily to increased sales from Veritas and higher average list selling prices for certain of our products in fiscal 2010, partially offset increased revenue from our Ortho & Wound products, which have a lower gross margin than our other products as well as lower manufacturing utilization in the current year.

Factors which may affect the gross margin include product and geographic mix of products sold, volume, product acquisitions and disposals, and other production activities. Accordingly, our gross margin may fluctuate from period to period based on variations in these factors.

Selling, general and administrative ("SG&A") expense during fiscal 2010 was $37,812, an increase of $7,945 or 27% from SG&A expense of $29,867 in fiscal 2009. As a percentage of net revenue, SG&A expense was 55% in fiscal 2010 as compared to 51% in the prior year. The SG&A expense increase was due to $3,766 of incremental costs related to our Ortho & Wound business, which was acquired in July 2009, as well as approximately $3,500 of incremental expense related to the expansion of our direct sales force in the second half of fiscal 2009. Additionally, stock-based compensation expense was $1,455 (9 cents per diluted share) in fiscal 2010, up from $937 (7 cents per diluted share) in fiscal 2009.

In fiscal 2011, we expect to incur higher SG&A expense as compared to fiscal 2010 due to incremental investments we believe are necessary to drive near and long-term revenue growth. Such investments include increased sales and marketing costs, higher clinical study activities and increased investment in support of our Ortho & Wound business.

Research and development ("R&D") expense totaled $4,393 during fiscal 2010, an increase of $595 or 16% from $3,798 in fiscal 2009. Fiscal 2010 activity focused on several activities, including research to potentially expand the indications of our Veritas product into new markets, providing research and clinical data to support the use of Veritas in various surgical procedures, exploring process improvements and product enhancements for our proprietary tissue products, comparative studies involving Peri-Strips and its competition, advancing the technology of the Coupler and further development of an orthopedic product and related instrumentation.

In fiscal 2011, we expect R&D expense to increase compared to fiscal 2010 due to several activities, including research to expand the size offerings and indications for use of our Veritas product into new and existing markets, providing research and clinical data to support the use of Veritas in various surgical procedures, exploring additional process improvements and product enhancements for our proprietary biomaterial products, advancing the size offerings and technology of the Flow Coupler and providing research and clinical data to support the launch of the ProCuff product, an arthroscopically delivered augmentation device for tendon repair, including rotator cuff repair.

In fiscal 2009, we recorded other operating expenses of $4,100. We expensed acquired in-process R&D costs of $3,500 related to our acquisition of the assets of Pegasus, as it was determined the related projects had no alternative future use. We also recorded an impairment charge of $600 related to identifiable intangible assets related to our fiscal 2007 acquisition of the 4Closure™ Surgical Fascia Closure System ("4Closure") following an impairment analysis. This analysis was performed as a result of a delay in the fiscal 2009 re-launch and re-brand of the product, combined with actual revenues since acquisition not meeting projected expectations. No other operating expenses were recorded in fiscal 2010.

We recorded operating income of $7,335, an increase of $3,333 as compared to operating income of $4,002 in fiscal 2009. The increase in operating income in fiscal 2010 as compared to the prior year was primarily driven by a reduction of other operating costs of $4,100 (zero of these costs incurred in fiscal 2010 while $4,100 incurred in fiscal 2009). In addition, the operating loss related to our Ortho & Wound business was approximately $4,100 higher in fiscal 2010 compared to fiscal 2009 given a full year of operations in fiscal 2010, with this higher operating loss largely offset by higher operating profitability in our other operations. Interest income was $284 in fiscal 2010 compared with $920 in fiscal 2009, primarily due to significantly lower investment yields and lower investment balances in the current year. Additionally in fiscal 2009, we sold our auction rate securities ("ARS"), which had a par value of $9,000, for $7,650, realizing a loss on sale of $1,350.

We recorded a provision for income taxes in fiscal 2010 of $2,743 at an effective tax rate of 36%. We recorded income tax expense of $866 in fiscal 2009 at an effective rate of 24.2% of pretax income. Our fiscal 2009 effective tax rate was comprised of a tax rate of 27.3% on operations and interest income and a 35.3% tax benefit on the capital loss of $1,350 incurred upon the sale of our ARS. Our fiscal 2009 effective tax rate on operations and interest income was lower than fiscal 2010 due to lower pretax income in fiscal 2009 as compared to fiscal 2010, higher permanent differences that reduce taxes, and a lower overall rate for state taxes. As of October 31, 2010, we recorded $367 in net current deferred income tax assets and $2,139 in net long-term deferred income tax assets.

Operating Results — Fiscal 2009 ($ in thousands except per share data)

Net revenue increased 17% during fiscal 2009 to $58,211 from $49,800 in fiscal 2008. Our operating income was $4,002 in fiscal 2009, compared to $7,194 in the prior year. Net income from continuing operations for fiscal 2009 was $2,706, or 23 cents per diluted share, compared to $6,165, or 48 cents per diluted share during fiscal 2008.

The following table summarizes our net revenue by product group and geography for fiscal 2009 and fiscal 2008:

	2009		2008	
	$	%	$	%
Veritas	$ 8,757	*15%*	$ 4,468	*9%*
Peri-Strips	19,384	*33%*	17,653	*35%*
Tissue-Guard	15,806	*27%*	14,477	*29%*
Microsurgery	8,668	*15%*	7,749	*16%*
Surgical Tools and other	5,531	*10%*	5,453	*11%*
Orthopedic and Wound	65	*0%*	—	*0%*
Total Net Revenue	$58,211	*100%*	$49,800	*100%*
Domestic	$49,290	85%	$42,190	85%
International	8,921	15%	7,610	15%
Worldwide	$58,211	100%	$49,800	100%

The increase in net revenue in fiscal 2009 compared to the prior year was primarily due to the following:

- Incremental worldwide units sold (inclusive of new product introductions) and product mix changes increased revenue approximately $6,700; and
- Higher average net selling prices primarily due to various worldwide hospital list price increases for certain of our products increased revenues by approximately $1,700.

The increase in worldwide units sold was primarily attributable to our direct sales force, the expansion of our direct sales force and increased market acceptance of Veritas into the domestic hernia and general surgery markets.

Worldwide net revenue from Peri-Strips was $19,384 in fiscal 2009, an increase of 10% from $17,653 in fiscal 2008. Peri-Strips growth rate exceeded the estimated growth of procedures in which the product is used, which we believe was attributable to product performance, our direct sales force communicating the benefits of Peri-Strips, and the increased international market penetration of PSD Veritas, partially offset by increased competition. Peri-Strips are used to reduce risks and improve patient outcomes in several procedures, with the predominant procedure being gastric bypass surgery. Included in the Peri-Strips product line was revenue from our two linear products: PSD Veritas, our remodelable buttress, and PSD Apex, our permanent buttress, as well as revenue from our PSD Veritas Circular buttress.

We believe increased market acceptance of Peri-Strips has been offset by the impact of increasing competition within the buttressing market. Covidien, one of the two primary companies which offer surgical staplers on which our Peri-Strips products are used, launched a buttress product which is supplied integral with their stapler cartridges in mid-fiscal 2009. During the second half of fiscal 2009, worldwide revenue from Peri-Strips products which are used with Covidien staplers decreased 24% from the first half of fiscal 2009. This was partially offset by revenue for Peri-Strips products used with another stapler manufacturer's products increasing 11%.

Revenue from Veritas patch products was $8,757 in fiscal 2009, an increase of $4,289 or 96% from $4,468 in fiscal 2008. Veritas revenue growth in fiscal 2009 was primarily driven by incremental sales into the domestic plastic, reconstructive and general surgery markets. Additionally, late in the fourth quarter of fiscal 2009, we received CE Mark approval for the use of Veritas in hernia and breast reconstruction.

Revenue from Tissue-Guard patch products was $15,806 in fiscal 2009, an increase of $1,329 or 9% from $14,477 in fiscal 2008. The fiscal 2009 increase was driven by an 8% increase in units sold worldwide.

Revenue from Microsurgery was $8,668 in fiscal 2009, an increase of $919 or 12% from $7,749 in fiscal 2008. This revenue growth was driven by Coupler unit sales growth in fiscal 2009 as well as list price increases to the Coupler in late fiscal 2008.

Our gross margin increased three percentage points to 72% in fiscal 2009 from 69% during fiscal 2008, due primarily to the following factors:

- Favorable sales mix (both product and geographic) benefited the fiscal 2009 gross margin by nearly two percentage points.
- Improved utilization of production resources in fiscal 2009 benefited the fiscal 2009 gross margin by nearly one percentage point.
- Higher average list selling prices for certain of our products benefited the fiscal 2009 gross margin by approximately one-half of one percentage point.

SG&A expense during fiscal 2009 was $29,867, an increase of $6,165 or 26% from SG&A expense of $23,702 in fiscal 2008. As a percentage of net revenue, SG&A expense was 51% in fiscal 2009 as compared to 48% in the prior year. The SG&A expense increase was due to the aforementioned expansion of our direct sales force in fiscal 2009, $1,840 of operating expenses related to the start-up of our newly acquired Ortho & Wound business, increased legal expense as well as general and administrative investments in new business development, clinical personnel and information technology. Additionally, stock-based compensation expense was $937 (7 cents per diluted share) in fiscal 2009, up from $509 (3 cents per diluted share) in fiscal 2008.

R&D expense totaled $3,798 during fiscal 2009, an increase of $550 or 17% from the prior year, driven by increased project activity during the current year. Fiscal 2009 activity focused on several areas, including research to support current indications for use of Veritas, exploring potential opportunities for further expanding the indications for use of Veritas, improving the delivery system for our Peri-Strips products and advancing the technology of the Coupler, among others.

In fiscal 2009, we recorded other operating expenses of $4,100. We expensed acquired in-process R&D costs of $3,500 related to our acquisition of the assets of Pegasus, as it was determined the related projects had no alternative future use. We also recorded an impairment charge of $600 related to identifiable intangible assets related to our fiscal 2007 acquisition of 4Closure following an impairment analysis. This analysis was performed as a result of a delay in the fiscal 2009 re-launch and re-brand of the product, combined with actual revenues since acquisition not meeting projected expectations. No such other operating expenses were recorded in fiscal 2008.

We recorded operating income from continuing operations of $4,002 in fiscal 2009, a decrease of $3,192 compared to operating income of $7,194 in fiscal 2008. Interest income was $920 in fiscal 2009 compared with $2,077 in fiscal 2008, with the fiscal 2009 decrease primarily due to lower investment yields. Additionally in fiscal 2009, we sold our auction rate securities ("ARS"), which had a par value of $9,000, for $7,650, realizing a loss on sale of $1,350.

We recorded income tax expense of $866 in fiscal 2009 at an effective rate of 24.2% of pretax income. Our fiscal 2009 effective tax rate was comprised of a tax rate of 27.3% on operations and interest income and a 35.3% tax benefit on the capital loss of $1,350 incurred upon the sale of our ARS. In fiscal 2008, we recorded income tax expense of $3,106 at an effective rate of 33.5% on continuing operations. Our fiscal 2009 effective tax rate on operations and interest income was lower than the prior-year due to a decrease in pretax income in fiscal 2009 as compared to fiscal 2008, higher permanent differences that reduce taxes, and a lower overall rate for state taxes. The lower state tax rate was primarily due to a change in state apportionment factors caused by the current expected mix of our product sales by state. As of October 31, 2009, we recorded $367 in net current deferred income tax assets and $2,022 in net long-term deferred income tax assets.

During fiscal 2008, we recorded a net gain on sale of our interventional business of $5,340 which reflected a pre-tax gain of $11,423 and a tax provision of $6,083. Approximately $4,100 of book basis goodwill had a tax basis of $0, thereby resulting in a higher gain for tax purposes. Additionally in fiscal 2008, we recorded a net loss related to our discontinued operations of $20. Included within the net loss from discontinued operations was an operating loss of $30 and a benefit from income taxes of $10.

Liquidity and Capital Resources ($ in thousands)

Cash, cash equivalents and investments totaled $61,924 as of October 31, 2010, an increase of $1,175 as compared to cash, cash equivalents, investments and restricted cash of $60,749 as of October 31, 2009. Included in the above, we have $7,854 of investments classified as non-current as of October 31, 2010. Working capital at October 31, 2010 and 2009 was $66,271 and $63,885, respectively. We have no long-term debt. We currently expect our cash on hand and cash from operations to be sufficient to cover both our short- and long-term operating requirements, subject however, to numerous variables, including acquisition opportunities, research and development priorities and the growth and profitability of the business.

The increase in cash, cash equivalents and investments in fiscal 2010 was primarily due to cash provided by operating activities of $7,115 in fiscal 2010. This was partially offset by the use of $5,101 to repurchase 385,836 shares of our common stock in fiscal 2010.

Operating activities provided cash of $7,115 in fiscal 2010, as compared to providing cash of $9,794 during fiscal 2009. The fiscal 2010 cash provided by operating activities was driven by net income of $4,876 and $5,565 in non-cash expenses. Working capital changes used cash of $3,326 in fiscal 2010, driven by $1,963 cash used for increased accounts receivable and $1,709 cash used for increased inventories to support higher revenue levels. The fiscal 2009 cash provided by operating activities was driven by net income of $2,706, which included $6,986 in non-cash expenses, with the most significant of these non-cash items being $3,500 in acquired in-process R&D expense and the $1,350 loss on ARS sale. Working capital changes provided cash of $102 in fiscal 2009, driven by increased accrued income taxes of $2,085, partially offset by $953 in cash used for increased accounts receivable to support higher revenue levels.

Investing activities used cash of $7,006 during fiscal 2010, due primarily to using cash of $5,779 towards the net purchase of short- and long-term investments during the year. We also used $1,102 for purchases of property, plant and equipment in fiscal 2010. Investing activities used cash of $30,786 during fiscal 2009, as we used $19,821 towards the net purchase of short- and long-term investments, $12,319 for the acquisition of substantially all of the assets of Pegasus Biologics, Inc., and $1,156 for the purchase of property, plant and equipment.

Financing activities used cash of $3,021 during fiscal 2010, as compared to using cash of $10,040 in fiscal 2009. In fiscal 2010, $5,101 of cash was used to repurchase 385,836 shares of common stock, partially offset by $2,080 of proceeds from equity-based compensation plans. During fiscal 2009, $11,018 of cash was used to repurchase 716,237 shares of common stock, partially offset by $978 of proceeds from equity-based compensation plans.

In October 2009, we sold our ARS, which had a par value of $9,000, for $7,650, recording a loss on sale of $1,350. Should a regulatory or other settlement occur during the 24 months subsequent to the date of ARS sale in which the Company would have otherwise been eligible to tender any of its ARS, the Company will be entitled to an additional payment of the amount the Company would have received in such settlement that is in excess of the amount of sales proceeds received by the Company up to the securities par value.

The following table summarizes our contractual obligations and operating leases. For more information, see Note 9 to our Consolidated Financial Statements. Our commitments under these obligations are as follows for the fiscal year ending October 31:

	< 1 Year	1-3 Years	3-5 Years	5 < Years	Total
Operating leases	$1,020	$1,720	$121	$—	$2,861

Inflation

We believe inflation has not had a material effect on our operations or financial condition.

Foreign Currency Transactions

Substantially all of our foreign transactions are negotiated, invoiced and paid in U.S. dollars. Fluctuations in currency exchange rates in other countries may therefore influence the demand for our products by changing the price of our products as denominated in the currency of the countries in which the products are sold.

Critical Accounting Policies

Investments: Our investments consist of taxable and tax-exempt commercial paper, treasury and agency securities, corporate bond and municipal bond investments. Our investment policy seeks to manage these assets to achieve our goal of preserving principal, maintaining adequate liquidity at all times, and maximizing returns subject to our investment guidelines. We account for all of our investments as "available-for-sale" and report these investments at fair value, with unrealized gains and losses excluded from earnings and reported in "Accumulated Other Comprehensive Income," a component of shareholders' equity.

We review our investments for impairment to determine the classification of the impairment as "temporary" or "other-than-temporary." A temporary impairment charge results in an unrealized loss being recorded in the other comprehensive income component of shareholders' equity. Such unrealized loss does not reduce net income for the applicable accounting period because the loss is not viewed as other-than-temporary.

Accounts Receivable: Credit is extended based on evaluation of a customer's financial condition, historical sales and payment history. Generally, collateral is not required. Accounts receivable are generally due within 30-90 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts receivable outstanding longer than the contractual payment terms are considered past due. We determine our allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, our previous loss history, the customer's current ability to pay its obligation to us, and the condition of the general economy and the industry as a whole. We write off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Indefinite-lived Intangible Assets: Our indefinite-lived intangible assets consist of goodwill, which is carried at cost. Indefinite-lived intangible assets are not amortized, but are required to be reviewed annually for impairment, and between annual test dates in certain circumstances. We perform our annual impairment test for goodwill in the fourth quarter of each fiscal year, or more often as circumstances require. In assessing the recoverability of goodwill, estimates of market capitalization and other factors are made to determine the fair value of the respective assets. If these estimates change in the future, we may be required to record impairment charges for these assets. Recoverability is assessed by comparison of the fair value of the Company to its carrying amount to determine if there is potential impairment. If the fair value of the Company is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the Company is less than its carrying value. If the carrying amount of the goodwill exceeds their fair value, an impairment loss is recognized.

Definite-lived Intangible Assets: Definite-lived intangible assets consist of patents, trademarks, developed technology, non-competes and licenses, which are carried at amortized cost. We review our definite-lived intangible assets whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by reference to future cash flows from the products underlying these intangible assets. If these estimates change in the future, we may be required to record impairment charges for these assets.

Revenue Recognition: We recognize revenue when the product has been shipped to the customer if there is evidence that the customer has agreed to purchase the products, delivery and performance have occurred, the price and terms of sale are fixed and collection of the receivable is expected. Less than five percent of our revenue is derived from consigned inventory, for which we recognize revenue upon customer use and receipt of proper purchase order and/or purchase requisition documentation. All amounts billed to customers in a sales transaction related to shipping and handling are classified as revenue. Our sales policy does not allow sales returns.

Inventories: Inventories, which are comprised of raw materials, work in process and finished goods, are valued at the lower of cost, first-in, first-out ("FIFO") or market. Overhead costs are applied to work in process and finished goods based on annual estimates of production volumes and overhead spending. These estimates are reviewed and assessed for reasonableness on a quarterly basis and adjusted as needed. The estimated value of excess, slow-moving and obsolete inventory, as well as inventory with a carrying value in excess of its net realizable value, is established on a quarterly basis through review of inventory on hand and assessment of future product demand, anticipated release of new products into the market, historical experience and product expiration.

Stock-Based Compensation: We recognize stock-based compensation based on certain assumptions within the Black-Scholes Model. These assumptions are used to determine an estimated fair value of stock based payment awards on the date of grant and require subjective judgment. Because employee stock options have characteristics significantly different from those of traded options, and because changes in the assumptions can materially affect the fair value estimate, the existing models may not provide a reliable single measure of the fair value of the employee stock options. We assess the assumptions and methodologies used to calculate the estimated fair value of stock-based compensation on a regular basis. Circumstances may change and additional data may become available over time, which could result in changes to these assumptions and methodologies and thereby materially impact our fair value determination.

Income Taxes: We account for income taxes using the asset and liability method. The asset and liability method provides that deferred tax assets and liabilities are recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes ("temporary differences"). Deferred tax assets are reduced by a valuation allowance, when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Item 7A — *Quantitative and Qualitative Disclosures about Market Risk*

We maintain financial instruments in cash and cash equivalents, investments and accounts receivable. We believe that the interest rate, credit and market risk related to these accounts is not significant. We manage the risk associated with these accounts through periodic reviews of the carrying value for non-collectability of assets and establishment of appropriate allowances in connection with our internal controls and policies. We may enter into derivative instruments or perform hedging activities. However, our policy is to only enter into contracts that can be designated as normal purchases or sales.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Synovis Life Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Synovis Life Technologies, Inc. and Subsidiaries (the "Company") as of October 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 2010. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synovis Life Technologies, Inc. and Subsidiaries as of October 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Synovis Life Technologies, Inc. and Subsidiaries' internal control over financial reporting as of October 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated January 5, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ GRANT THORNTON
Minneapolis, Minnesota
January 5, 2011

Board of Directors and Shareholders
Synovis Life Technologies, Inc.

We have audited Synovis Life Technologies, Inc. and Subsidiaries' (the "Company") internal control over financial reporting as of October 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Synovis Life Technologies, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of October 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Synovis Life Technologies, Inc. and Subsidiaries as of October 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows and financial statement schedule for each of the three years in the period ended October 31, 2010, and our report dated January 5, 2011 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ GRANT THORNTON
Minneapolis, Minnesota
January 5, 2011

SYNOVIS LIFE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF INCOME

	For the Fiscal Years Ended October 31,		
	2010	2009	2008
	(In thousands, except per share data)		
Net revenue	$68,565	$58,211	$49,800
Cost of revenue	19,025	16,444	15,656
Gross margin	49,540	41,767	34,144
Operating expenses:			
Selling, general and administrative	37,812	29,867	23,702
Research and development	4,393	3,798	3,248
Other	—	4,100	—
Operating expenses	42,205	37,765	26,950
Operating income	7,335	4,002	7,194
Interest income	284	920	2,077
Loss on sale of investments	—	(1,350)	—
Income from continuing operations before provision for income taxes	7,619	3,572	9,271
Provision for income taxes	2,743	866	3,106
Net income from continuing operations	4,876	2,706	6,165
Discontinued operations:			
Loss from operations of discontinued business, net of tax benefit of $10	—	—	(20)
Gain on sale of discontinued operations, net of taxes of $6,083	—	—	5,340
Net income	$ 4,876	$ 2,706	$11,485
Basic earnings per share:			
— Continuing operations	$ 0.43	$ 0.23	$ 0.50
— Discontinued operations	—	—	0.43
Basic earnings per share	$ 0.43	$ 0.23	$ 0.93
Diluted earnings per share:			
— Continuing operations	$ 0.43	$ 0.23	$ 0.48
— Discontinued operations	—	—	0.42
Diluted earnings per share	$ 0.43	$ 0.23	$ 0.90
Weighted average common shares outstanding:			
— Basic	11,262	11,588	12,395
— Diluted	11,441	11,827	12,721

The accompanying notes are an integral part of these consolidated financial statements

SYNOVIS LIFE TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

	As of October 31,	
	2010	2009
	(In thousands, except share and per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$12,951	$15,863
Short-term investments	41,119	38,960
Accounts receivable, net	8,701	6,925
Inventories	9,433	7,724
Deferred income tax asset, net	367	367
Other current assets	1,715	1,755
Total current assets	74,286	71,594
Investments, net	7,854	5,926
Property, plant and equipment, net	3,401	3,719
Goodwill	3,620	3,618
Other intangible assets, net	6,182	6,841
Deferred income tax asset, net	2,139	2,022
Total assets	$97,482	$93,720
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,644	$ 1,962
Accrued expenses	6,371	5,747
Total current liabilities	8,015	7,709
Total liabilities	8,015	7,709
Commitments and contingencies (Note 9)		
Shareholders' equity:		
Preferred stock: authorized 5,000,000 shares of $0.01 par value; none issued or outstanding as of October 31, 2010 and 2009	—	—
Common stock: authorized 20,000,000 shares of $0.01 par value; issued and outstanding, 11,228,654 and 11,398,874 as of October 31, 2010 and 2009, respectively	112	114
Additional paid-in capital	61,780	63,132
Accumulated other comprehensive income	26	92
Retained earnings	27,549	22,673
Total shareholders' equity	89,467	86,011
Total liabilities and shareholders' equity	$97,482	$93,720

The accompanying notes are an integral part of these consolidated financial statements

SYNOVIS LIFE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
	Shares	Par Value				
	(In thousands, except share data)					
Balance as of October 31, 2007	12,359,302	$124	$ 78,347	$ —	$ 8,482	$ 86,953
Stock option exercises, including tax benefit	158,635	1	1,789	—	—	1,790
Employee Stock Purchase Plan activity	4,900	—	80	—	—	80
Repurchase of the Company's common stock	(504,167)	(5)	(8,544)	—	—	(8,549)
Stock-based compensation expense	—	—	509	—	—	509
Comprehensive Income:						
Net unrealized loss on investments	—	—	—	(2,407)	—	(2,407)
Net income	—	—	—	—	11,485	11,485
Comprehensive income	—	—	—	—	—	9,078
Balance as of October 31, 2008	12,018,670	120	72,181	(2,407)	19,967	89,861
Stock option exercises, including tax benefit	89,376	1	927	—	—	928
Employee Stock Purchase Plan activity	7,065	—	98	—	—	98
Repurchase of the Company's common stock	(716,237)	(7)	(11,011)	—	—	(11,018)
Stock-based compensation expense	—	—	937	—	—	937
Comprehensive Income:						
Net unrealized gain on investments	—	—	—	2,499	—	2,499
Net income	—	—	—	—	2,706	2,706
Comprehensive income	—	—	—	—	—	5,205
Balance as of October 31, 2009	11,398,874	114	63,132	92	22,673	86,011
Stock option exercises, including tax benefit	204,807	2	2,140	—	—	2,142
Employee Stock Purchase Plan activity	10,809	—	150	—	—	150
Repurchase of the Company's common stock	(385,836)	(4)	(5,097)	—	—	(5,101)
Stock-based compensation expense	—	—	1,455	—	—	1,455
Comprehensive Income:						
Net unrealized loss on investments	—	—	—	(66)	—	(66)
Net income	—	—	—	—	4,876	4,876
Comprehensive income	—	—	—	—	—	4,810
Balance as of October 31, 2010	11,228,654	$112	$ 61,780	$ 26	$27,549	$ 89,467

The accompanying notes are an integral part of these consolidated financial statements

SYNOVIS LIFE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Fiscal Years Ended October 31,		
	2010	2009	2008
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 4,876	$ 2,706	$ 11,485
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property, plant and equipment	1,228	1,017	1,897
Amortization of intangible assets	782	539	462
Amortization of investment premium, net	1,626	1,027	187
Loss on sale or disposal of property, plant and equipment	192	25	10
Provision for uncollectible accounts	204	149	134
Stock-based compensation	1,455	937	509
Tax benefit from stock option exercises	212	48	145
Gain on sale of interventional business	—	—	(5,340)
Acquired in-process research and development expense	—	3,500	—
Loss on sale of investments	—	1,350	—
Impairment of intangible assets	—	600	—
Deferred income taxes	(117)	(2,206)	644
Changes in operating assets and liabilities:			
Accounts receivable	(1,980)	(953)	(627)
Inventories	(1,709)	62	(634)
Other current assets	40	677	(1,447)
Accounts payable	(318)	637	(381)
Accrued expenses	624	(321)	(5,623)
Net cash provided by operating activities	7,115	9,794	1,421
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property, plant and equipment	(1,102)	(1,156)	(990)
Investments in identifiable intangible assets	(123)	(105)	(46)
Purchase of assets of Pegasus Biologics, Inc.	—	(12,319)	—
Purchases of investments	(79,397)	(43,226)	(60,019)
Redemptions of investments	73,618	23,405	76,582
Proceeds from sale of interventional business	—	—	30,440
Decrease (increase) in restricted cash	—	2,950	(2,950)
Other	(2)	(335)	(297)
Net cash (used in) provided by investing activities	(7,006)	(30,786)	42,720
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds related to stock-based compensation plans	1,996	823	1,429
Repurchase of the Company's common stock	(5,101)	(11,018)	(8,549)
Excess tax benefit of stock option exercises	84	155	296
Net cash used in financing activities	(3,021)	(10,040)	(6,824)
Net change in cash and cash equivalents	(2,912)	(31,032)	37,317
Cash and cash equivalents at beginning of year	15,863	46,895	9,578
Cash and cash equivalents at end of year	$ 12,951	$ 15,863	$ 46,895

The accompanying notes are an integral part of these consolidated financial statements

SYNOVIS LIFE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business Description and Summary of Significant Accounting Policies (in thousands):

Synovis Life Technologies, Inc. develops, manufactures and markets biological and mechanical products used by several surgical specialties for the repair of soft tissue damaged or destroyed by disease or injury. Our products are designed to reduce risks and/or facilitate critical surgeries, improve patient outcomes and reduce healthcare costs. Our products serve a wide array of medical markets, including general surgery, bariatric, vascular, cardiac, thoracic, neurological, microsurgery, orthopedic and woundcare.

As discussed in Note 3 to our consolidated financial statements, we completed the sale of substantially all of the assets of our interventional business on January 31, 2008. The pre-tax gain on the sale totaled $11,423. Income taxes recorded on the gain were $6,083, resulting in a net gain of $5,340. We also recorded a net loss related to the operation of discontinued operations in fiscal 2008 of $20.

Basis of Consolidation: The consolidated financial statements include the accounts of Synovis Life Technologies, Inc. and its wholly owned subsidiaries, after elimination of intercompany accounts and transactions.

Use of Estimates: The preparation of consolidated financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents consist of cash and highly liquid investments purchased with an original maturity of three months or less when purchased. These investments are carried at cost, which approximates fair value. Cash amounts typically are in excess of federally insured limits.

Investments: Our investments consist of taxable and tax-exempt commercial paper, treasury and agency securities, corporate bond and municipal bond investments. Our investment policy seeks to manage these assets to achieve our goal of preserving principal, maintaining adequate liquidity at all times, and maximizing returns subject to our investment guidelines. We account for all of our investments as "available-for-sale" and report these investments at fair value, with unrealized gains and losses excluded from earnings and reported in "Accumulated Other Comprehensive Income," a component of shareholders' equity.

We review our investments for impairment to determine the classification of the impairment as "temporary" or "other-than-temporary." A temporary impairment charge results in an unrealized loss being recorded in the other comprehensive income component of shareholders' equity. Such unrealized loss does not reduce net income for the applicable accounting period because the loss is not viewed as other-than-temporary.

Accounts Receivable: Credit is extended based on evaluation of a customer's financial condition, historical sales and payment history. Generally, collateral is not required. Accounts receivable are generally due within 30 to 90 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts receivable outstanding longer than the contractual payment terms are considered past due. We determine our allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, our previous loss history, the customer's current ability to pay its obligation to us, and the condition of the general economy and the industry as a whole. We write off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Inventories: Inventories, which are comprised of raw materials, work in process and finished goods, are valued at the lower of cost, first-in, first-out ("FIFO") or market. Overhead costs are applied to work in process and finished goods based on annual estimates of production volume and overhead spending. These estimates are reviewed and assessed for reasonableness on a quarterly basis and adjusted if so needed. The estimated value of excess, slow-moving and obsolete inventory as well as inventory with a carrying value in excess of its net realizable value is established on a quarterly basis through review of inventory on hand and assessment of future product demand, anticipated release of new products into the market, historical experience and product expiration.

Property, Plant and Equipment: Property, plant and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets. Furniture, fixtures and computer equipment are depreciated over a 3 to 7 year life, and manufacturing equipment is depreciated over a 5 to 10 year life. Amortization of leasehold improvements is recorded on a straight-line basis over the life of the related facility leases or the estimated useful life of the assets, whichever is shorter. Major replacements and improvements are capitalized and maintenance and repairs, which do not improve or extend the useful lives of the respective assets, are charged to operations. The asset and related accumulated depreciation or amortization accounts are adjusted for asset retirements and disposals with the resulting gain or loss, if any, recorded in the Consolidated Statements of Income at the time of disposal. Our long-lived depreciable assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. Impairment losses are recorded whenever the fair value of the asset is determined to be lower than its carrying amount.

Indefinite-lived Intangible Assets: Our indefinite-lived intangible assets consist of goodwill, which is carried at cost. Indefinite-lived intangible assets are not amortized, but are required to be reviewed annually for impairment, and between annual test dates in certain circumstances. We perform our annual impairment test for goodwill in the fourth quarter of each fiscal year, or more often as circumstances require. In assessing the recoverability of goodwill, estimates of market capitalization and other factors are made to determine the fair value of the respective assets. If these estimates change in the future, we may be required to record impairment charges for these assets. Recoverability is assessed by comparison of the fair value of the Company to its carrying amount to determine if there is potential impairment. If the fair value of the Company is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the Company is less than its carrying value. If the carrying amount of the goodwill exceeds their fair value, an impairment loss is recognized.

Definite-lived Intangible Assets: Definite-lived intangible assets consist of patents, trademarks, developed technology, non-competes and licenses, which are carried at amortized cost. We review our definite-lived intangible assets whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by reference to future cash flows from the products underlying these intangible assets. If these estimates change in the future, we may be required to record impairment charges for these assets.

Revenue Recognition: We recognize revenue when the product has been shipped to the customer if there is evidence that the customer has agreed to purchase the products, delivery and performance have occurred, the price and terms of sale are fixed and collection of the receivable is expected. Less than five percent of our revenue is derived from consigned inventory, for which we recognize revenue upon customer use and receipt of proper purchase order and/or purchase requisition documentation. All amounts billed to customers in a sales transaction related to shipping and handling are classified as revenue. Our sales policy does not allow sales returns.

Shipping and Handling: We record all amounts billed to customers in a sales transaction related to shipping and handling as net revenue. We record costs related to shipping and handling in cost of revenue.

Research and Development: Research and development costs are expensed as incurred.

Stock-Based Compensation: We recognize stock-based compensation based on certain assumptions within the Black-Scholes Model. These assumptions are used to determine an estimated fair value of stock based payment awards on the date of grant and require subjective judgment. Because employee stock options have characteristics significantly different from those of traded options, and because changes in the assumptions can materially affect the fair value estimate, the existing models may not provide a reliable single measure of the fair value of the employee stock options. We assess the assumptions and methodologies used to calculate the estimated fair value of stock-based compensation on a regular basis. Circumstances may change and additional data may become available over time, which could result in changes to these assumptions and methodologies and thereby materially impact our fair value determination.

Income Taxes: We account for income taxes using the asset and liability method. The asset and liability method provides that deferred tax assets and liabilities are recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes ("temporary differences"). Deferred tax assets are reduced by a valuation allowance, when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Net Earnings (Loss) Per Share: Basic earnings per share ("EPS") is computed based on the weighted average number of common shares outstanding, while diluted EPS is computed based on the weighted average number of common shares outstanding adjusted by the weighted average number of additional shares that would have been outstanding had the potential dilutive common shares been issued. Potential dilutive shares of common stock include stock options and other stock-based awards granted under the Company's stock-based compensation plans, when their impact is not anti-dilutive. See Note 11 for additional earnings per share information.

Reclassifications: Certain reclassifications have been made to the fiscal 2008 and fiscal 2009 consolidated financial statements to conform with the fiscal 2010 presentation. These reclassifications had no effect on net income or earnings per share.

2. Acquisition of Business (in thousands):

On July 17, 2009, we, through our wholly-owned subsidiary Ortho & Wound, completed the acquisition of substantially all of the assets of Pegasus Biologics, Inc. ("Pegasus") from Comerica Bank ("Comerica") pursuant to a Foreclosure Sale Agreement with Comerica dated as of July 2, 2009 (the "Foreclosure Sale Agreement"). The acquisition resulted from a sealed bid auction process after Pegasus effectively ceased operations when attempts to raise additional operating capital were unsuccessful. Pegasus, a privately held medical device company based in Irvine, California, focused on the development of advanced biological solutions for soft tissue repair.

We paid $12,100 in cash to Comerica for the assets transferred. We purchased the assets on an "as is," "where is" basis and without recourse, subject to the representations and warranties provided for in the Foreclosure Sale Agreement.

Operating results for Ortho & Wound from November 1, 2009 to October 31, 2010 are included in the Consolidated Condensed Statements of Income and Cash Flows for the fiscal year ended October 31, 2010. Operating results for Ortho & Wound from July 17, 2009 to October 31, 2009 are included in the Consolidated Condensed Statement of Income for the fiscal year ended October 31, 2009. The assets acquired in the transaction are included in the Company's Consolidated Condensed Balance Sheet as of October 31, 2009.

We accounted for the acquisition of the assets of Pegasus under the purchase method of accounting. Accordingly, the purchase price was allocated to the tangible and intangible assets acquired based on our determination of fair value at the acquisition date, and are consolidated with those of the Company. The purchase price allocation was based upon estimates of the fair value of the assets acquired. Determination of fair value required the use of significant assumptions and estimates, including but not limited to, expected utilization of acquired inventory, future expected cash flows and applicable discount rates. We used the income approach to determine the fair value of the acquired intangible assets.

The following provides further information on the purchase price allocations:

Purchase Price

Cash payment	$12,100
Acquisition related costs	219
Total consideration	$12,319

Purchase Price Allocation

Accounts receivable	$ 50
Inventory	2,053
Other current assets	42
Property and equipment	674
Identifiable intangible assets	
— Developed technology	6,000
— Acquired in-process research and development	3,500
Assets acquired	$12,319

In accordance with GAAP, we expensed the acquired in-process research and development costs of $3,500 in fiscal 2009. This expense was recorded as "other" operating expense in the Consolidated Statement of Income for fiscal 2009. We assigned an eleven year weighted average amortization period to the identifiable developed technology assets. As we assigned the entire purchase price to tangible and identifiable intangible assets, none of the preliminary purchase price was allocated to goodwill.

Pro Forma Results of Operations:

The following unaudited pro forma financial information presents a summary of our consolidated results of operations as if the acquisition of the assets of Pegasus had occurred at the beginning of the earliest period presented. The unaudited pro forma results presented below assume the in-process research and development expense of $3,500 occurred as of November 1, 2007. Annual amortization expense of $545 related to acquired developed technology is reflected on a pro rata basis in each of the periods presented. The historical consolidated financial information has been adjusted to give effect to pro forma events that are directly attributable to the acquisition and are factually supportable. The unaudited pro forma condensed consolidated financial information is presented for informational purposes only. The pro forma information is not necessarily indicative of what the financial position or results of operations actually would have been had the acquisition been completed at the dates indicated. In addition, the unaudited pro forma condensed consolidated financial information does not purport to project our future financial position or operating results after completion of the acquisition.

The following provides unaudited pro forma financial information for the fiscal years ended October 31, 2009 and 2008, assuming we consummated the purchase of the assets from Pegasus as of November 1, 2007:

	Fiscal Year Ended October 31, 2009	Fiscal Year Ended October 31, 2008
Net revenue	$61,853	$58,924
Net income (loss)	$(1,886)	$ (135)
Net income (loss) per share — basic	$ (0.16)	$ (0.01)
Net income (loss) per share — diluted	$ (0.16)	$ (0.01)

3. Discontinued Operations (in thousands):

On January 31, 2008, we sold substantially all of the assets of Synovis' interventional business to Heraeus Vadnais, Inc. and its related entities ("Heraeus"), pursuant to an Asset Purchase Agreement dated January 8, 2008. Our interventional business developed and manufactured metal and polymer components and assemblies used in or with implantable or minimally invasive devices for cardiac rhythm management, neurostimulation, vascular and other procedures, and had facilities located in Lino Lakes, Minnesota and Dorado, Puerto Rico. The decision to sell the interventional business resulted from our determination to focus our attention and resources on opportunities in our surgical markets.

The primary terms of the sale included the following:

- Heraeus paid Synovis $30,440 in cash (the "Purchase Price") for substantially all of the assets (including receivables, inventory, fixed assets and intellectual property) and assumed certain operating liabilities of the interventional business. This was comprised of an initial payment of $29,500 on January 31, 2008, plus a working capital adjustment payment of $940, which we received during our second quarter of fiscal 2008.
- $2,950 of the Purchase Price was placed in escrow until July 31, 2009 to cover certain post-closing covenants and potential indemnification obligations. The escrow amount was included in our net gain from the sale, and recorded as restricted cash on our balance sheet as of October 31, 2008.

We recorded a pretax gain of $11,423 and a provision for income taxes of $6,083, resulting in a net gain on sale of $5,340. The net gain was computed as follows:

Carrying values of net assets transferred to Heraeus:	
Accounts receivable	$ 3,186
Inventories	4,843
Other assets	208
Property, plant and equipment	6,381
Other intangible assets	4,269
Accounts payable and accrued liabilities	(479)
Total	$ 18,408
Cash proceeds received from Heraeus, including escrow	$ 30,440
Net assets sold	(18,408)
Transaction costs	(609)
Pre-tax gain on sale of discontinued operations	11,423
Tax provision for gain on sale of discontinued operations	6,083
Net gain on sale of discontinued operations	$ 5,340

Operating results related to the divested operations for fiscal 2008 have been reclassified and are presented in our consolidated Statement of Income as discontinued operations, as summarized below:

	For the Fiscal Year Ended October 31,
	2008
Net revenue	$7,907
Cost of revenue	6,361
Gross margin	1,546
Operating expenses	1,576
Operating loss from discontinued operations	(30)
Benefit from income taxes	(10)
Net loss from discontinued operations	$ (20)

4. Supplemental Financial Statement Information (in thousands):

As a developer, manufacturer and seller of medical devices, we have a single reporting segment.

	As of October 31,	
	2010	2009
Accounts receivable, net:		
Trade receivables	$ 9,104	$ 7,269
Allowance for doubtful accounts	(403)	(344)
	$ 8,701	$ 6,925
Inventories:		
Finished goods	$ 4,524	$ 2,793
Work in process	3,533	3,573
Raw materials	1,376	1,358
	$ 9,433	$ 7,724
Property, plant and equipment, net:		
Furniture, fixtures, and computer equipment	$ 3,035	$ 3,180
Manufacturing equipment	5,701	5,071
Leasehold improvements	3,162	3,110
Equipment in process	534	697
Accumulated depreciation and amortization	(9,031)	(8,339)
	$ 3,401	$ 3,719
Accrued expenses:		
Payroll, employee benefits and related taxes	$ 4,191	$ 3,081
Accrued income taxes	628	1,128
Accrued stock repurchases	75	198
Other accrued expenses	1,477	1,340
	$ 6,371	$ 5,747

Supplemental Cash Flow Information: Our income tax payments totaled $3,054, $850 and $8,599 for the years ended October 31, 2010, 2009 and 2008, respectively. Our income tax refunds received totaled $4, $118 and $95 for the years ended October 31, 2010, 2009 and 2008, respectively.

The following table summarizes our amortizable intangible assets as of:

	October 31, 2010		
	Gross Carrying Amount	Accumulated Amortization	Weighted Average Amortization Period
Patents and trademarks	$1,310	$ 649	13.7 years
Developed technology	7,418	1,993	10.8 years
Non-competes and other	634	628	5.7 years
Licenses	100	10	11.0 years
Total	$9,462	$3,280	

	October 31, 2009		
	Gross Carrying Amount	Accumulated Amortization	Weighted Average Amortization Period
Patents and trademarks	$1,187	$ 600	13.9 years
Developed technology	7,418	1,283	10.8 years
Non-competes and other	634	612	5.7 years
Licenses	100	3	11.0 years
Total	$9,339	$2,498	

In fiscal 2009, we recorded $6,000 in developed technology related to the acquisition of the assets of Pegasus. Subsequent to the acquisition, we paid cash consideration of $100 for license rights related to acquired product manufacturing processes.

In fiscal 2009, we recorded an impairment charge of $600 as an other operating expense related to identifiable intangible assets related to our fiscal 2007 acquisition of the 4Closure™ Surgical Fascia Closure System ("4Closure") following an impairment analysis. A discounted cash flows impairment analysis was performed as a result of a delay in the expected third quarter of fiscal 2009 re-launch and re-brand of the product, combined with actual revenues since acquisition not meeting expectations.

Amortization expense for the intangible assets listed above was $782, $539 and $437 in fiscal 2010, 2009 and 2008, respectively. Our estimated amortization expense for each of the next five years is expected to be approximately $800 per year based on the current amortizable intangible assets owned by the Company.

5. Supplemental Net Revenue Information (in thousands):

The following table summarizes net revenues by product line for the fiscal years ended October 31:

Net Revenues by Product Line:	2010	2009	2008
Veritas	$14,368	$ 8,757	$ 4,468
Peri-Strips	19,414	19,384	17,653
Tissue-Guard	16,550	15,806	14,477
Microsurgery	11,020	8,668	7,749
Orthopedic and Wound	1,878	65	—
Surgical Tools and Other	5,335	5,531	5,453
Total	$68,565	$58,211	$49,800

Substantially all of our international net revenues are negotiated, invoiced and paid in U.S. dollars. The following table summarizes net revenues by geographic area for the years ended October 31:

Net Revenues by Geographic Area:	2010	2009	2008
United States	$57,700	$49,290	$42,190
Europe	7,652	6,094	5,346
Asia and Pacific region	1,325	963	1,019
Canada	874	817	699
Other	1,014	1,047	546
Total	$68,565	$58,211	$49,800

6. Investments (in thousands):

The following table summarizes our cash, cash equivalents and investments at October 31, 2010 and 2009:

	October 31, 2010		
	Amortized Cost	Unrealized Gain (Loss)	Estimated Fair Value
Cash	$ 7,416	$ —	$ 7,416
Money Market Funds	5,535	—	5,535
Municipal Bonds	30,864	(8)	30,856
Commercial Paper	1,994	3	1,997
Corporate Bonds	15,089	30	15,119
Treasuries and Agencies	1,000	1	1,001
Total	$61,898	$ 26	$61,924
Cash and cash equivalents	$12,951	—	$12,951
Short-term investments	41,079	40	41,119
Long-term investments	7,868	(14)	7,854
Total	$61,898	$ 26	$61,924

	October 31, 2009		
	Amortized Cost	Unrealized Gain	Estimated Fair Value
Cash	$ 1,752	$—	$ 1,752
Money Market Funds	14,111	—	14,111
Municipal Bonds	44,794	92	44,886
Total	$60,657	$92	$60,749
Cash and cash equivalents	$15,863	—	$15,863
Short-term investments	38,879	81	38,960
Long-term investments	5,915	11	5,926
Total	$60,657	$92	$60,749

At October 31, 2010, our long-term investments mature in fiscal 2012.

In fiscal 2009, we sold our auction rate securities ("ARS"), which had a par value of $9,000, for $7,650, realizing a loss on sale of $1,350.

7. Fair Value Measurements (in thousands):

The following table provides our investment assets carried at fair value measured on a recurring basis as of October 31, 2010 and 2009:

	Total Carrying Value at October 31, 2010	Fair Value Measurements at October 31, 2010 Using		
		Quoted Price in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:				
Municipal Bonds	30,856	—	30,856	—
Commercial Paper	1,997	—	1,997	—
Corporate Bonds	15,119	—	15,119	—
Treasuries and Agencies	1,001	—	1,001	—
Total investments	$48,973	$—	$48,973	$—

	Total Carrying Value At October 31, 2009	Fair Value Measurements at October 31, 2009 Using		
		Quoted Price in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:				
Municipal Bonds	44,886	—	44,886	—
Total investments	$44,886	$—	$44,886	$—

We utilize a pricing service to estimate fair value measurements for our short- and long-term investments. The pricing service utilizes market quotations for fixed maturity securities that have quoted prices in active markets. Since fixed maturities other than U.S. Treasury securities generally do not trade on a daily basis, the pricing service prepares estimates of fair value measurements for these securities using its proprietary pricing applications which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing.

The fair value estimates provided by the pricing service for our investments are based on observable market information rather than market quotes. Accordingly, the estimates of fair value for our investments were determined based on Level 2 inputs at October 31, 2010 and 2009, respectively.

8. Income Taxes (in thousands):

The components of our provision for (benefit from) income taxes are as follows:

	For the Fiscal Years Ended October 31,		
	2010	2009	2008
Current:			
Federal	$2,218	$ 2,752	$2,509
State	642	320	96
	2,860	3,072	2,605
Deferred:			
Federal	(108)	(2,016)	351
State	(9)	(190)	150
	(117)	(2,206)	501
Total	$2,743	$ 866	$3,106

Reconciliation of effective income tax rate:

	For the Fiscal Years Ended October 31,		
	2010	2009	2008
Income before income taxes	$7,619	$3,572	$9,271
Statutory federal rate	2,591	1,215	3,245
State taxes, net of federal benefit	410	112	228
Tax exempt interest	(54)	(169)	(147)
Other permanent differences	(109)	(117)	(45)
Research and development credits	(95)	(175)	(175)
Provision for income taxes	$2,743	$ 866	$3,106

Components of deferred income tax assets and liabilities:

	As of October 31,	
	2010	2009
Inventory	$ 316	$ 273
Other, net	51	94
Net current deferred income tax assets	367	367
Depreciation	(26)	253
Stock-based compensation expense	768	360
Intangible asset amortization	1,397	1,382
Other, net	—	27
Net long-term deferred income tax assets	2,139	2,022
Net deferred income tax assets	$2,506	$2,389

A net income tax payable of $628 was recorded at October 31, 2010, as compared to $1,128 at October 31, 2009. A tax benefit of $296, $203 and $441 related to the exercise of stock options was recorded to additional paid-in capital in fiscal 2010, 2009 and 2008, respectively.

Significant judgment is required in evaluating our uncertain tax positions. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes may be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are fully supportable. We adjust these reserves in light of changing facts and circumstances, such as the outcome of a tax audit or changes in the tax law. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate.

We are subject to income taxes in the U.S. Federal jurisdiction, Minnesota and various states. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, we are no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the fiscal years ended before October 31, 2007. We were recently under examination for the years ended October 31, 2008 and 2007 by the Internal Revenue Service. The examination concluded in February 2010 and did not have a significant impact on the recognition of unrecognized tax benefits.

Uncertain tax positions:

At October 31, 2010, we had unrecognized tax benefits of $393. If recognized, these benefits would favorably impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

For the Fiscal Years Ended October 31,	2010	2009
Beginning balance	$ 435	$387
Increases for current period tax positions	185	48
Decreases for lapses in applicable statute of limitations	(227)	—
Ending balance	$ 393	$435

Our policy is to include interest and penalties related to our tax contingencies in income tax expense.

9. Commitments and Contingencies (in thousands):

Operating Leases: We are committed under non-cancelable operating leases for our office and production facilities. At October 31, 2010, the remaining terms on the leases range from one to four years. In addition to base rent charges, we also pay apportioned real estate taxes and common costs on our St. Paul, MN and Irvine, CA leased facilities. We have an option to renew our St. Paul, MN lease prior to December 31, 2013 for an additional three or five years at fair market value. Total facilities rent expense, including real estate taxes and common costs, was $1,464, $1,200 and $1,038 for the fiscal years ended October 31, 2010, 2009 and 2008, respectively.

As of October 31, 2010, future minimum lease payments, excluding real estate taxes and common costs, due under existing non-cancelable operating leases are as follows:

Fiscal Years Ended October 31,	
2011	$1,020
2012	982
2013	738
2014	121
	$2,861

Royalties: We incurred royalty expense, primarily related to revenue from Peri-Strips and our Ortho & Wound products, of approximately $827, $753 and $696 for the years ended October 31, 2010, 2009 and 2008, respectively, which is included in cost of revenue. Fiscal 2010 royalty expense included minimum royalties we are obligated to pay on sales of our Ortho & Wound products, which totaled $101 for the year.

10. Shareholders' Equity (in thousands except share and per share data):

Authorized Shares: Our authorized capital stock consists of 20,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock.

Shareholder Rights Agreement: On June 1, 2006, our board of directors declared a dividend distribution of one common stock purchase right for each outstanding share of our common stock, payable to shareholders of record at the close of business on June 11, 2006. The description and terms of the rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of June 1, 2006, between us and American Stock Transfer & Trust Company, as Rights Agent. The Rights Agreement was approved by the shareholders at our 2007 Annual Meeting of Shareholders.

Upon certain acquisition events set forth in the Rights Agreement, each holder of a right other than certain "acquiring persons," will have the right to receive upon exercise for a purchase price equal to ten times the purchase price of the right, shares of our common stock (or in certain circumstances, cash, property or other securities) having a market value equal to 20 times the purchase price.

Stock-Based Compensation: Our current stock-based compensation plans consist of our 2006 Stock Incentive Plan, as amended (the "2006 Plan"), and an Employee Stock Purchase Plan ("ESPP"). Under the 2006 Plan, we are authorized to issue up to 1,500,000 shares of our common stock, plus certain shares becoming available under our prior 1995 Stock Incentive Plan or issued or assumed by us in certain merger or acquisition transactions, pursuant to incentive awards granted under the plan. At October 31, 2010, 346,686 shares remained available for grant under the 2006 Plan. Under the ESPP, we are authorized to sell and issue up to 400,000 shares of our common stock to our employees. At October 31, 2010, a total of 101,521 shares remained available for issuance under the ESPP.

The 2006 Plan was approved by our shareholders in February 2006, and an increase in the number of shares available for issuance was approved by our shareholders in March 2009. The 2006 Plan permits us to grant incentive stock options, non-qualified stock options and other share-based awards to eligible recipients for up to 1,500,000 shares of our common stock, plus the number of shares or awards outstanding under our prior 1995 Stock Incentive Plan as of its expiration which are subsequently cancelled or forfeited. The grant price of an option under the 2006 Plan may not be less than the fair market value of the common stock subject to the option as of the grant date. The term of any options granted under the 2006 Plan may not exceed seven years from the date of grant. As of October 31, 2010, 1,452,938 stock options have been granted under the 2006 Plan.

We recognized compensation expense for stock-based compensation awards on a straight-line basis over the requisite service period of all stock-based compensation awards granted to, but not yet vested. Total stock-based compensation expense included in our Statements of Income for the years ended October 31, 2010, 2009 and 2008 was $1,455 ($1,013, net of tax), $937 ($804, net of tax) and $509 ($405, net of tax), respectively.

We estimated the fair values of our stock options using the Black-Scholes option-pricing model. The Black-Scholes option valuation weighted average assumptions used in the valuation of stock options for the fiscal years ended October 31, 2010, 2009 and 2008 were as follows:

	2010	2009	2008
Risk-free rate(1)	1.9%	1.1%	2.7%
Expected dividend yield	None	None	None
Expected stock volatility(2)	54%	50%	46%
Expected life of stock options(3)	4.0 years	3.0 years	2.8 years
Fair value per option	$5.11 — $6.93	$4.30 — $7.41	$5.21 — $6.39
Forfeiture rate	10%	8%	8%

(1) Based on the U.S Treasury Strip interest rates whose term is consistent with the expected life of the stock options.

(2) Expected stock price volatility is based on our historical volatility over a period generally consistent with the expected term of our stock options.

(3) Expected life of stock options is estimated based on historical experience.

As of October 31, 2010, there was $2,444 of unrecognized compensation expense related to unvested stock options that is expected to be recognized over a weighted average period of approximately two years.

Stock Options: The exercise price of each stock option equals 100% of the market price of our common stock on the date of grant and has a maximum term ranging from 7 to 10 years. Stock options granted to non-employee directors and employees generally vest ratably over two or three years. A summary of the status of our stock options for the years ended October 31 is as follows:

	2010		2009		2008	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	736,376	$10.48	689,761	$ 9.32	906,538	$ 8.84
Granted	728,116	12.24	161,880	15.24	28,682	18.75
Exercised	(204,807)	9.01	(89,376)	8.12	(158,635)	8.50
Cancelled	(72,707)	12.91	(25,889)	17.39	(86,824)	8.93
Outstanding at end of year	1,186,978	$11.67	736,376	$10.48	689,761	$ 9.32
Options exercisable at end of year	722,211	$11.23	661,201	$ 9.95	513,625	$ 9.56

The total intrinsic value of options exercised during the fiscal year ended October 31, 2010, 2009 and 2008 was $4,140, $737 and $1,631, respectively. The aggregate intrinsic value of options outstanding and exercisable as of October 31, 2010 was $2,883. The weighted-average remaining contractual term of options outstanding and exercisable as of October 31, 2010 was 2.6 years.

The following table summarizes information about stock options outstanding at October 31, 2010:

Range of Prices	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number of Options Exercisable	Weighted Average Exercise Price of Exercisable Options
$ 7.50 – $11.81	325,600	$ 8.15	1.59	323,600	$ 8.13
12.00 – 12.00	604,900	12.00	4.96	201,633	12.00
12.16 – 21.45	256,478	15.35	3.47	196,978	15.54
$ 7.50 – $21.45	1,186,978	$11.67	3.71	722,211	$11.23

Employee Stock Purchase Plan: We sponsor an ESPP under which 400,000 shares of common stock were reserved for future issuance. The ESPP was established to enable our employees to invest in our common stock through payroll deductions. Shares are available to employees to purchase shares of stock at a price equal to 95% of the fair market value of the stock on the last day of each offering period. There were 10,809, 7,065 and 4,900 shares purchased through the ESPP in fiscal 2010, 2009 and 2008, respectively.

Repurchase of Common Shares: On May 28, 2008, we announced that its Board of Directors had authorized the repurchase up to 1,000,000 shares of our common stock. This program was completed on January 9, 2009. The share repurchase was funded using our existing cash balances and occurred in the open market in accordance with SEC regulations. The timing and extent to which we bought back shares depended upon market conditions and other corporate considerations.

From inception of the program on May 28, 2008 through its completion on January 9, 2009, we used $16,675 to repurchase 1,000,000 shares at an average price of $16.68 per share. The following table presents the total number of shares repurchased from May 28, 2008 through January 9, 2009, the average price paid per share and the number of shares that were purchased.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Maximum Number of Shares That May Yet Be Purchased Under the Plan or Program
May 1, 2008 — May 31, 2008	—	$ —	—	1,000,000
June 1, 2008 — June 30, 2008	87,585	17.82	87,585	912,415
October 1, 2008 — October 31, 2008	416,582	16.77	504,167	495,833
November 1, 2008 — November 30, 2008	145,833	16.67	650,000	350,000
December 1, 2008 — December 31, 2008	294,801	16.02	944,801	55,199
January 1, 2009 — January 31, 2009	55,199	17.61	1,000,000	—
Total	1,000,000	$16.68		

On September 29, 2009, we announced that our Board of Directors had authorized the repurchase of up to 500,000 shares of our common stock. On March 4, 2010, the Board of Directors increased the number of shares we are authorized to repurchase by an incremental 1,000,000 shares of our common stock, for a total of 1,500,000 shares to be repurchased. The share repurchase is funded using our existing cash balances and may occur either in the open market or through private transactions from time to time, in accordance with SEC regulations. The timing and extent to which we may buy back shares depends upon market conditions and other corporate considerations. The repurchase plan does not have an expiration date.

From inception of the program on September 29, 2009 through October 31, 2010, we used $7,994 to repurchase 606,240 shares at an average price of $13.19 per share. The following table presents the total number of shares repurchased from September 29, 2009 through October 31, 2010, the average price paid per share and the number of shares that were purchased and the maximum number of shares that may yet be purchased at October 31, 2010, pursuant to our stock repurchase program:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Maximum Number of Shares That May Yet Be Purchased Under the Plan or Program
September 29, 2009 — September 30, 2009	43,968	$13.75	43,968	456,032
October 1, 2009 — October 31, 2009	176,436	12.97	220,404	279,596
November 1, 2009 — November 30, 2009	213,377	11.96	433,781	66,219
December 1, 2009 — December 31, 2009	—	—	433,781	66,219
January 1, 2010 — January 31, 2010	—	—	433,781	66,219
February 1, 2010 — February 28, 2010	—	—	433,781	66,219
March 1, 2010 — March 31, 2010	—	—	433,781	1,066,219
April 1, 2010 — April 30, 2010	—	—	433,781	1,066,219
May 1, 2010 — May 31, 2010	—	—	433,781	1,066,219
June 1, 2010 — June 30, 2010	—	—	433,781	1,066,219
July 1, 2010 — July 31, 2010	—	—	433,781	1,066,219
August 1, 2010 — August 31, 2010	—	—	433,781	1,066,219
September 1, 2010 — September 30, 2010	99,559	14.61	533,340	966,660
October 1, 2010 — October 31, 2010	72,900	15.02	606,240	893,760
Total	606,240	$13.19		

11. Earnings per Share (in thousands):

The following table sets forth the computation of basic and diluted shares outstanding for the fiscal years ended October 31:

	2010	2009	2008
Numerator:			
Net income from continuing operations	$ 4,876	$ 2,706	$ 6,165
Denominator:			
Denominator for basic earnings per share — weighted average common shares	11,262	11,588	12,395
Effect of dilutive securities:			
Shares associated with option plans	179	239	326
Dilutive potential common shares	179	239	326
Denominator for diluted earnings per share — weighted average common shares and dilutive potential common shares	11,441	11,827	12,721

Stock options outstanding which were anti-dilutive totaled 827, 178 and 33 options for fiscal years ended October 31, 2010, 2009 and 2008, respectively.

12. Employee Benefit Plan (in thousands):

Salary Reduction Plan: We sponsor a salary reduction plan for all eligible U.S. employees who qualify under Section 401(k) of the Internal Revenue Code. Employees may contribute up to 100% of their annual compensation, subject to annual limitations. At its discretion, we may make matching contributions equal to a percentage of the salary reduction or other discretionary amount for each plan. In fiscal 2010, 2009 and 2008, we made discretionary matching contributions to employee participants in the plan of $241, $164 and $131, respectively.

13. Comprehensive Income (in thousands):

The following table summarizes the components of comprehensive income for the fiscal years ended October 31, 2010, 2009 and 2008.

	2010	2009	2008
Net income	$4,876	$2,706	$11,485
Unrealized gain (loss) on investments	(66)	70	22
Unrealized gain (loss) on ARS	—	2,429	(2,429)
Other accumulated comprehensive gain (loss)	(66)	2,499	(2,407)
Comprehensive income	$4,810	$5,205	$ 9,078

14. Quarterly Information (in thousands except per share data):

Fiscal 2010 (unaudited)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenue	$15,212	$17,600	$17,637	$18,116
Gross margin	10,852	12,862	12,736	13,090
Operating income	920	1,878	2,297	2,240
Net income	$ 643	$ 1,245	$ 1,508	$ 1,480
Basic earnings per share:	$ 0.06	$ 0.11	$ 0.13	$ 0.13
Diluted earnings per share:	$ 0.06	$ 0.11	$ 0.13	$ 0.13

Fiscal 2009 (unaudited)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenue	$13,414	$14,755	$15,032	$15,010
Gross margin	9,441	10,679	10,775	10,872
Operating income (loss)	2,240	2,774	(1,654)	642
Net income (loss)	$ 1,663	$ 2,082	$ (4,874)	$ 3,835
Basic earnings (loss) per share:	$ 0.14	$ 0.18	$ (0.42)	$ 0.33
Diluted earnings (loss) per share:	$ 0.14	$ 0.18	$ (0.42)	$ 0.33

Quarterly calculations of net earnings per share are made independently during the fiscal year.

Item 9 — *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A — *Controls and Procedures*

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based on this evaluation, the principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

There was no change in our internal control over financial reporting during the most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting of the Company. This system of internal accounting controls is designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with management's authorization. The design, monitoring and revision of the system of internal accounting controls involves, among other things, management's judgments with respect to the relative cost and expected benefits of specific control measures. The effectiveness of the control system is supported by the selection, retention and training of qualified personnel and an organizational structure that provides an appropriate division of responsibility and formalized procedures. The system of internal accounting controls is periodically reviewed and modified in response to changing conditions. Designated Company employees regularly monitor the adequacy and effectiveness of internal accounting controls.

In addition to the system of internal accounting controls, management maintains corporate policy guidelines that help monitor proper overall business conduct, possible conflicts of interest, compliance with laws and confidentiality of proprietary information. The guidelines are documented in the Synovis Code of Business Conduct and Ethics and are reviewed on a periodic basis with all employees of the Company.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time. Our system contains control monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management concluded that the Company's system of internal control over financial reporting was effective as of October 31, 2010. Grant Thornton LLP, our independent registered public accounting firm, has issued a report, included herein, on our internal control over financial reporting.

ITEM 9B — *Other information*

None.

PART III

Item 10 — *Directors, Executive Officers and Corporate Governance*

(a) Directors of the Registrant:

The information under the captions "Election of Directors — Information About Nominees" and "Election of Directors — Other Information About Nominees" in the Registrant's 2011 Proxy Statement is incorporated herein by reference.

(b) Executive Officers of the Registrant:

Information concerning Executive Officers of the Company is included under the caption "Executive Officers of the Registrant" in Item 4A in this report.

(c) Compliance with Section 16(a) of the Exchange Act:

The information under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Registrant's 2011 Proxy Statement is incorporated herein by reference.

(d) Audit Committee and Audit Committee Financial Expert:

The information under the caption "Election of Directors — Board Committees" in the Registrant's 2011 Proxy Statement is incorporated herein by reference.

(e) Code of Ethics:

We have adopted a Code of Ethics that applies to our Chief Executive Officer and all senior financial officers. A copy of the Code of Ethics has been posted on our website at www.synovislife.com.

(f) Policy for Nominees:

The Company's policy for nominating Board candidates is discussed under the caption "Election of Directors — Board Committees" in the Registrant's 2011 Proxy Statement and is incorporated herein by reference. No material changes to the nominating process have occurred.

Item 11 — *Executive Compensation*

The information under the captions "Compensation Committee Report," "Director Compensation," "Compensation Discussion and Analysis" and "Executive Compensation" in the Registrant's 2011 Proxy Statement is incorporated herein by reference.

Item 12 — *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Securities Authorized for Issuance Under Equity Compensation Plans

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information as of December 1, 2010 with respect to our compensation plans under which equity securities are authorized for issuance.

Plan Category	A Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	B Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	C Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)(1)
Equity compensation Plans approved by the Company's shareholders	1,185,778	$11.68	449,407
Equity compensation Plans not approved by the Company's shareholders	—	$ —	—
Total	1,185,778	$11.68	449,407

(1) Included in the securities remaining available for issuance (Column C) are 347,886 shares associated with our 2006 Stock Incentive Plan and our prior 1995 Stock Incentive Plan and 101,521 shares associated with the Company's Employee Stock Purchase Plan. The table does not include the proposed additional shares to be reserved for issuance under the Employee Stock Purchase Plan.

Stock Ownership

The information under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Registrant's 2011 Proxy Statement is incorporated herein by reference.

Item 13 — *Certain Relationships and Related Transactions, and Director Independence*

The information under the captions "Related Person Relationships and Transactions," "Election of Directors — Other Information About Nominees", "Election of Directors — Director Independence" and "Election of Directors — Board Committees" in the Registrant's 2011 Proxy Statement is incorporated herein by reference.

Item 14 — *Principal Accountant Fees and Services*

(a) Audit Fees:

The information under the caption "Fees of Independent Auditors — Audit Fees" in the Registrant's 2011 Proxy Statement is incorporated herein by reference.

(b) Audit-Related Fees:

The information under the caption "Fees of Independent Auditors — Audit-Related Fees" in the Registrant's 2011 Proxy Statement is incorporated herein by reference.

(c) Tax Fees:

The information under the caption "Fees of Independent Auditors — Tax Fees" in the Registrant's 2011 Proxy Statement is incorporated herein by reference.

(d) All Other Fees:

The information under the caption "Fees of Independent Auditors — All Other Fees" in the Registrant's 2011 Proxy Statement is incorporated herein by reference.

(e) Fees of Independent Auditors — Pre-Approval Policies:

The information under the caption "Fees of Independent Auditors — Pre-Approval Policies" in the Registrant's 2011 Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15 — *Exhibits, Financial Statement Schedule*

(a) List of documents filed as part of this Report:

1) Financial Statements, Related Notes and Report of Independent Registered Public Accounting Firm:

The following financial statements are included in this report on the pages indicated:

2) *Exhibits:*

The exhibits to this Report on Form 10-K are listed in the Exhibit Index on pages E-1 to E-2 of this Report.

The Company will furnish a copy of any exhibit to a shareholder who requests a copy in writing to the Company. Requests should be sent to: Chief Financial Officer, Synovis Life Technologies, Inc., 2575 University Avenue W., St. Paul, Minnesota 55114-1024.

The following is a list of each management contract or compensatory plan or arrangement required to be filed as an exhibit to this Annual Report of Form 10-K pursuant to Item 15(b):

A. 1995 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the year ended October 31, 1998 (File No. 0-13907)).

B. Employee Stock Purchase Plan, as amended December 10, 2009 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended April 30, 2010 (File No. 0-13907)).

C. Form of Change in control agreement dated December 12, 2008 between the Company and Richard Kramp, Brett Reynolds, Michael Campbell, Timothy Floeder, Mary Frick and Daniel Mooradian (incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K dated December 17, 2008 (File No. 0-13907)).

D. Summary of fiscal 2011 Non-Employee Director Compensation (filed herewith electronically).

E. Summary of fiscal 2011 Named Executive Officer Compensation (filed herewith electronically).

F. 2004 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the period ended April 30, 2004 (File No. 0-13907)).

G. 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the period ended April 30, 2009 (File No. 0-13907)).

H. Form of Incentive Stock Option Agreement under 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.24 to the Company's Report on Form 10-K for the period ended October 31, 2006 (File No. 0-13907)).

I. Form of Non-Statutory Stock Option Agreement under 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.25 to the Company's Report on Form 10-K for the period ended October 31, 2006 (File No. 0-13907)).

(b) *Exhibits:*

The response to this portion of Item 15 is included as a separate section of this Report on Form 10-K on pages E-1 to E-2.

SCHEDULE II

SYNOVIS LIFE TECHNOLOGIES, INC.

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charged to Cost and Expenses	Deductions	Balance at End of Period
Allowance for doubtful accounts:				
Year ended October 31, 2010	$344,000	$204,000	$145,000	$403,000
Year ended October 31, 2009	270,000	149,000	75,000	344,000
Year ended October 31, 2008	173,000	133,000	36,000	270,000

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNOVIS LIFE TECHNOLOGIES, INC.

By /s/ RICHARD W. KRAMP

Richard W. Kramp,
President and Chief Executive Officer
(Principal Executive Officer)

Dated: January 5, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on January 5, 2011 by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ RICHARD W. KRAMP Richard W. Kramp	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ BRETT A. REYNOLDS Brett A. Reynolds	Vice President of Finance, Chief Financial Officer and Corporate Secretary (Principal Financial and Accounting Officer)
/s/ JOHN D. SEABERG John D. Seaberg	Chairman, Board of Directors
/s/ WILLIAM G. KOBI William G. Kobi	Director
/s/ KAREN GILLES LARSON Karen Gilles Larson	Director
/s/ MARK F. PALMA Mark F. Palma	Director
/s/ RICHARD W. PERKINS Richard W. Perkins	Director
/s/ TIMOTHY M. SCANLAN Timothy M. Scanlan	Director
/s/ SVEN A. WEHRWEIN Sven A. Wehrwein	Director

SYNOVIS LIFE TECHNOLOGIES, INC.

EXHIBIT INDEX TO ANNUAL REPORT ON FORM 10-K
For the Year Ended October 31, 2010

2.1	Asset Purchase Agreement among Heraeus Vadnais, Inc., Heraeus Materials Caribe, Inc., and Heraeus Materials S.A., as Buyers, and Synovis Interventional Solutions, Inc., Synovis Caribe, Inc. and Synovis Life Technologies, Inc., as Seller Parties, dated as of January 8, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K dated January 8, 2008 (File No. 0-13907)).
2.2	Foreclosure Sale Agreement by and between Comerica Bank and Synovis Surgical Sales, Inc., a wholly-owned subsidiary of Synovis Life Technologies, Inc., dated as of July 2, 2009 (incorporated by reference to Exhibit 2.1 to the registrant's Current Report on Form 8-K dated July 2, 2009 (File No. 0-13907)) (Schedules and Exhibits have been omitted; however copies thereof will be furnished to the Securities and Exchange Commission upon request).
3.1	Restated Articles of Incorporation of the Company, as amended, (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1997 (File No. 0-13907)).
3.2	Amendment to Restated Articles of Incorporation of the Company, as amended, dated March 20, 1997 (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1997 (File No. 0-13907)).
3.3	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to Form 8-K filed on October 5, 2007 (File No. 0-13907)).
3.4	Amendment to Restated Articles of Incorporation, effective May 1, 2002, regarding the Company name Change from 'Bio-Vascular, Inc.' to 'Synovis Life Technologies, Inc.' (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 2002 (File No. 0-13907)).
4.1	Form of common stock Certificate of the Company (incorporated by reference to Exhibit 4.1 to the Company's registration statement on Form 10 (File No. 0-13907)).
4.2	Rights Agreement, dated as of June 1, 2006, between Synovis Life Technologies, Inc. and American Stock Transfer & Trust Company, as Rights Agent, including exhibits thereto (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A dated June 1, 2006 (File No. 0-13907)).
4.3	Restated Articles of Incorporation of the Company, as amended (see Exhibit 3.1).
4.4	Amendment to Restated Articles of Incorporation of the Company, as amended, dated March 20, 1997 (see Exhibit 3.2).
4.5	Amended and Restated Bylaws of the Company (see Exhibit 3.3).
4.6	Amendment to Restated Articles of Incorporation, effective May 1, 2002 (see Exhibit 3.4).
10.1	1995 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.15 to the Company's Annual Report of Form 10-K for the year ended October 31, 1998 (File No. 0-13907)).
10.2	Employee Stock Purchase Plan, as amended December 10, 2009 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended April 30, 2010 (File No. 0- 13907)).
10.3	Change in control agreement dated December 12, 2008 between the Company and Richard Kramp, Brett Reynolds, Michael Campbell, Timothy Floeder, Mary Frick and Daniel Mooradian (incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K dated December 17, 2008 (File No. 0-13907)).
10.4	Acquisition Agreement and Plan of Reorganization by and among the Company, MCA Acquisition, Inc., Medical Companies Alliance, Inc. and Michael K. Campbell, dated July 6, 2001 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended July 31, 2001 (File No. 0-13907)).
10.5	Lease Agreement effective August 1, 1995 between the Company and CSM Investors, Inc. (incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended October 31, 1995 (File No. 0-13907)).

10.6 First Amendment to Lease Agreement effective August 1, 1995 between the Company and CSM Investors, Inc., dated September 19, 2002 (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the period ended October 31, 2002 (File No. 0-13907)).

10.7 Second Amendment to Lease Agreement effective August 1, 1995 between the Company and CSM Investors, Inc., dated January 1, 2004 (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the period ended October 31, 2008 (File No. 0-13907)).

10.8 Third Amendment to Lease Agreement effective August 1, 1995 between the Company and CSM Investors, Inc., dated August 1, 2005 (incorporated by reference to Exhibit 10.14 to the Company's Annual Report in Form 10-K for the period ended October 31, 2005 (file No. 0-13907)).

10.9 2004 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the period ended April 30, 2004 (File No. 0-13907)).

10.10 Summary of fiscal 2011 Non-Employee Director Compensation (filed herewith electronically).

10.11 Summary of fiscal 2011 Named Executive Officer Compensation (filed herewith electronically).

10.12 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 2009 (File No. 0-13907)).

10.13 Form of Incentive Stock Option Agreement under 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K for the period ended October 31, 2006 (File No. 0-13907)).

10.14 Form of Non-Statutory Stock Option Agreement under 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the period ended October 31, 2006 (File No. 0-13907)).

10.15 Fourth Amendment to Lease Agreement effective August 1, 1995 between Company and CSM Investors, Inc., dated August 4, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K dated August 5, 2008 (File No. 0-13907)).

10.16 Lease agreement effective July 17, 2009 between the Company and the Irvine Company LLC (incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the period ended October 31, 2009 (File No. 0-13907)).

21.1 List of Subsidiaries of the Company (filed herewith electronically).

23.1 Consent of Grant Thornton LLP (filed herewith electronically).

31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith electronically).

31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith electronically).

32.1 Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith electronically).

Board of Directors

John D. Seaberg
Chairman of the Board
Synovis Life Technologies, Inc.
Chairman and Chief Executive Officer
NeoChord, Inc.
Director since 2008

Richard W. Kramp
President and Chief Executive Officer
Synovis Life Technologies, Inc.
Director since 2007

William G. Kobi
President and Chief Executive Officer
Acumen Healthcare Solutions, Inc.
Director since 1998
Chairman of Governance Committee

Karen Gilles Larson
Retired Chief Executive Officer
Synovis Life Technologies, Inc.
Director since 1997
Member of Governance and Compensation Committees

Mark F. Palma
Partner
Hinshaw & Culbertson LLP
Director since 2004
Chairman of Compensation Committee
Member of Audit Committee

Richard W. Perkins
President and Chief Executive Officer
Perkins Capital Management, Inc.
Director since 1987
Member of Audit Committee

Timothy M. Scanlan
President and Chief Executive Officer
Scanlan Group of Companies
Director since 1997
Member of Compensation Committee

Sven A. Wehrwein
Financial Consultant
Director since 2004
Chairman of Audit Committee
Member of Governance Committee

Officers

Richard W. Kramp
President and Chief Executive Officer
Synovis Life Technologies, Inc.

Michael K. Campbell
President
Synovis Micro Companies Alliance, Inc.

Timothy F. Floeder
Vice President of Corporate Development
Synovis Life Technologies, Inc.

Mary L. Frick
Vice President of Regulatory Affairs, Quality Assurance and Clinical Affairs
Synovis Life Technologies, Inc.

Daniel L. Mooradian, Ph.D.
Vice President of Research and Development
Synovis Life Technologies, Inc.

Brett A. Reynolds
Vice President of Finance, Chief Financial Officer and Corporate Secretary
Synovis Life Technologies, Inc.

Corporate Information

Headquarters
Synovis Life Technologies, Inc.
2575 University Avenue West
St. Paul, Minnesota 55114-1024
651.796.7300
651.642.9018 (fax)
www.synovislife.com

Transfer Agent and Registrar
For change of name, address, or to replace lost stock certificates, write:

American Stock Transfer and Trust Company
6201 15th Avenue
Brooklyn, New York 11219
800.937.5449

Independent Accountants
Grant Thornton LLP
Minneapolis, Minnesota

Investor Relations Counsel
Padilla Speer Beardsley Inc.
Minneapolis, Minnesota

Annual Meeting
The annual meeting of the shareholders of Synovis Life Technologies, Inc. will be held on March 3, 2011, at 3:30 p.m. CT at The Minneapolis Club, Minneapolis, Minnesota.



Synovis Life Technologies, Inc.
2575 University Avenue West
St. Paul, Minnesota 55114-1024 USA
651.796.7300
800.255.4018
651.642.9018 (fax)
www.synovislife.com